UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended April 30, 2023

reAlpha Tech Corp.

(Exact name of registrant as specified in its charter)

Delaware	86-3425507
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6515 Longshore Loop, Suite 100

Dublin, OH 43017

(Full mailing address of principal executive offices)

+1-707-732-5742

(Issuer’s telephone number, including area code)

Common Stock, par value $.001

(Title of each class of securities issued pursuant to Regulation A)

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Annual Report on Form 1-K (this “Form 1-K”) includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the property manager, each LLCs of our company; and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express the property manager’s expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts for other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

You should thoroughly read this annual report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and/or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements including those made in Risk Factors appearing elsewhere in this annual report. Other sections of this annual report include additional factors which could adversely impact our business and financial performance. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Except for our ongoing obligations to disclose material information under the Federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events. These forward-looking statements speak only as of the date of this annual report, and you should not rely on these statements without also considering the risks and uncertainties associated with these statements and our business.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are detailed under the headings “Risk Factors” in our registration statement on Form S-11 originally filed by the Company with the Securities and Exchange Commission on August 8, 2023, as may be amended, and in our subsequent period reports filed from time to time with the Commission. Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

PART II

Item 1. Business

Company Overview – Our Mission

reAlpha Tech Corp. (Fka reAlpha Asset Management, Inc) is a Delaware corporation formed in April 2021 (“reAlpha” or the “Company”). We are a real estate technology company with a mission to develop, utilize and commercialize our artificial intelligence (“AI”) focused technology stack to empower retail investor participation in short-term rental properties..

We were founded on the belief that every person should have the access and the freedom to pursue wealth creation through real estate. However, we believe there are significant entry barriers for the average individual and that the lucrative returns are currently taken mainly by private equity firms and larger-scale developers. We intend to develop and buy technologies to democratize access to short-term rental investments. To support this goal, we are creating a new model for property ownership and real estate investment.

Our business model is built with technologies for analyzing and acquiring short-term rental properties that meet the Investment Criteria (as defined in the “Business” section of this prospectus) for syndication purposes, and which we call Target Properties. Once the Target Properties are acquired, they are prepared for rent and listed on short-term rental sites. Our technologies help us not only identify short-term viable properties , but also optimize their performance by generating listing descriptions using the surrounding attractions of the location, analyzing guest reviews in the area, and suggesting improvements. Once our technologies are fully developed and ready to be commercialized, we intend to make some of these technologies available for commercial use by other customers on a licensing fee basis, pay-per-use basis or other fee arrangements.

The Company plans to make Target Properties available to investors via the Company’s subsidiary, Roost Enterprises, Inc. (“Rhove”). Rhove will create and manage limited liability companies (each, a “Syndication LLC”) to syndicate one or more of the Target Properties through exempt offerings. Once the Syndication LLCs are in place, Rhove will launch exempted offerings to sell membership interests in such properties to investors, through the purchase of membership interests in the Syndication LLCs, pursuant to Regulation A or Regulation D, each as promulgated under the Securities Act of 1933, as amended (the “Securities Act”) (each, a “Syndication”). To further facilitate the investment process in the Syndication LLCs, the Company is currently working on the reAlpha App (hereafter referred to as the “reAlpha App,” “App” or “app”).

The membership interests will provide an ownership stake in a Syndication LLC and in turn in the Target Properties. We refer to such investors as Syndicate Members, who differ significantly to the holders of our common stock. To date, we have not yet developed a secondary trading market for equity interests in our Syndication LLCs. While the potential establishment of such a market is under consideration, no final decision has been made to implement a secondary trading market at this time.

Rights among Syndicate Members may vary among each other depending on the specific terms and conditions agreed to in the offering documents pursuant to which the holder becomes a Syndicate Member. By becoming a Syndicate Member, the holder will not acquire any rights to the Company’s common stock and, therefore, will not be entitled to vote, receive a dividend or exercise any other rights of a stockholder of the Company. Likewise, acquiring shares of common stock of the Company will not provide the stockholders the status of Syndicate Member. Both Syndicate Members and our stockholders will receive the same quarterly financial metric information of our listed properties through the reAlpha App and the reAlpha website, which will also be available to the general public without a login, concurrently with our consolidated quarterly results (as more fully described under “Segments - Platform Services” below). Syndicate members that have access to the reAlpha App will only receive personalized financial information respective to their individual holdings in each of our Syndications.

To implement our business model, we plan to acquire properties through the Rhove SBU (as defined above) that satisfy our Investment Criteria (as defined below) (the “Target Properties”). Then, if needed, we renovate the Target Properties, prepare them for rent, list them on short-term rental sites and arrange for the Target Properties to be managed, internally or through third-parties. We expect that in the future these investors will become Syndicate Members through the purchasing of membership interests in our Syndication LLCs. In addition to managing the property operations, whether internally or through third-parties, we will also manage the financial performance of the asset, such as evaluating if the after-repair value or appreciated value of the property is higher than the purchase price, or whether the property is ready to generate the expected profitability.

Once our business model is fully implemented, we expect that Syndicate Members will hold up to 100% ownership of the Syndication LLC, and we would generate revenue through fees from the reAlpha App. Further, we expect that our other technologies, including the reAlphaBRAIN, reAlphaHUMINT, BnBGPT, and future technologies, will generate revenue through licensing fees, usage fees and other fee arrangement methods that the Company will employ to capitalize on its developing technologies and platform.

We believe our business is hard to replicate, and provides innovative solutions to investors wishing to participate in the real estate investment market. For instance, the following table provides a few of the barriers to entry for investors in the real estate investment market, and how we intend to facilitate such process with our business model:

The average person does not:	Proposed solution:

Have access to wholesale real-estate market prices.	As a bulk buyer, we will have access to the wholesale real estate market, which most people do not even know exists. This includes a bulk portfolio acquisition strategy.

Have the cash for a 25% down payment.	reAlpha has strategic partnerships with lending institutions, which will allow us to close on property acquisitions within two to three weeks rather than the two to three months customary period for property acquisitions.

Have the time to buy, renovate and manage an investment property.	reAlpha, through the Rhove SBU, handles the acquisition, renovation, onboarding and property management. Syndicate Members never have to answer a guest or pick up a paintbrush.

Want to deal with a complex mortgage process (personal guarantee, negotiation with lenders, personal credit checks).	reAlpha, through the Rhove SBU, eliminates the entire process for Syndicate Members. Syndicate Members will never need to give a personal guarantee and their credit will never be checked when financing directly through reAlpha.

Qualification + Mortgage Lending Restrictions - Income determines how much an individual can leverage/borrow.	By fractionalizing the ownership process, we expect Syndicate Members can own a smaller percentage of a home or group of homes rather than covering an entire down payment and being required to go through loan qualification requirements required by lenders.

Through these property acquisition investments, our goal is to obtain: (i) consistent cash flow from short-term tenants; (ii) long-term capital appreciation of our properties’ value after repair and/or renovations in appreciating markets; and (iii) favorable tax treatment of long-term capital gains.

To finance these property acquisition investments, we may engage in leverage financing to enhance total returns to our Syndicate Members and investors through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. We will seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost-effective basis.

Segments

We operate in two reportable segments consisting of (i) platform services and (ii) rental business. Our platform services segment offers and develops AI-based products and services to customers in the real-estate industry, while our rental business focuses on purchasing properties for syndication, which process is powered by our platform services technologies, as further described below.

(i) Platform Services

Our platform services segment technologies include: (i) reAlpha BRAINTM, (ii) reAlpha App, (iii) reAlpha HUMINT, (iv) BnBGPT, and (v) myAlphie.

Both the Syndicate Members that have access to the reAlpha App, or our website, and holders of our common stock will have access to certain quarterly financial metrics of the Syndicated properties, including: (i) occupancy rates of the property; (ii) average daily rental rates of the property; and (iii) periodical information of each property, such as gross revenue, total expenses, net revenue, cash flows, and others. This information will be made available to both Syndicate Members and the general public through the reAlpha App, our website, which is available to holders of our common stock that are non-Syndicate Members, and upon release of our consolidated quarterly results via press release or other appropriate method. This feature is not yet developed, but we intend to make available such quarterly financial metrics in the fourth quarter of 2023 or later. Other personalized financial information that will be available only to Syndicate Members through our App and website, include their total shares owned in the Syndication LLC, expressed in dollar and percentage values, dividends paid under that specific Syndication LLC, based on that Syndicate Member’s ownership percentage, and others. Holders of our common stock will not have access to this personalized information available in the App, unless they are also Syndicate Members.

Further, the reAlpha BRAINTM technology will also provide the Company information about future properties that could become Target Properties for Syndication, provided they satisfy the Investment Criteria. These properties which will be “ranked” by our reAlpha Score, which would provide the property’s profitability potential. Although we have not yet generated revenues through the use and subscription of our technologies, we expect that once all of our technologies are fully operational, we will generate revenue through subscriptions of our technologies and fee based revenues from conducting Syndications on the reAlpha App .

reAlpha BRAIN’s analysis and data will allow us to not only identify properties with high short-term rental viability, but also optimize their performance by generating listing descriptions using the surrounding attractions of the location, analyzing guest reviews in the area, and suggesting improvement to the acquired properties that will be listed on the reAlpha App for Syndication. Once our technologies are fully developed and ready to be commercialized, we intend to make some of these technologies available for commercial use by other customers on a licensing fee basis, pay-per-use basis or other fee arrangements.

Each of our technologies and platforms are more fully described below.

reAlpha BRAINTM

reAlpha BRAINTM will bring machine learning (“ML”) and AI to the world of short-term rental investment. This platform will utilize a natural language processing (“NLP”) program to scan through large quantities of data regarding properties and ML algorithms to choose the properties that have higher than expected industry standard return on investment. For this, it will gather and integrate a variety of data relevant to the properties from multiple sources including wholesalers, various multiple listing service (“MLS”) data sources, realtors, small Airbnb “mom and pop” operators, and other larger property owners. For instance, it will collect data on the properties’ price, house structure and sale history from different MLS’ listings in the U.S. This data, combined with the information about the neighborhood appeal, accessibility and safety of the neighborhood surrounding the properties enables the algorithm to learn the hidden patterns underlying high return short-term rental investments. This will allow reAlpha to predict how likely a particular property will generate expected profitability. The platform will convey this knowledge by assigning each property with a “reAlpha Score” ranging from 0-100. The higher the value, the more favorable a property is for investment.

Currently, the process of analyzing a property as a potential investment typically begins with an email received from a real-estate agent’s distribution list to which reAlpha has subscribed. However, we use multiple other sources outside of inbound emails to identify properties, including, but not limited to, MLS, proprietary data sellers such as AirDNA, and others. In the email scenario, the reAlpha BRAINTM will include an AI email parser based on NLP that looks for the property of concern within the unstructured email and extracts its street address. This address will then be used to query various data providers for a detailed description of the property’s structure, neighborhood and finances. This ML model, which is being built and will be hosted on the Amazon Sagemaker platform provided by Amazon Web Services (“AWS”), will then calculate the reAlpha Score for that property.

The model will also continuously improve and learn over time. As the Company makes its decision to invest in properties, the model will check the effectiveness of its recommendations to reduce false positives and false negatives. As of May 2023, the reAlpha BRAINTM has analyzed over 1,500,000 homes. We have halted further analysis by reAlpha BRAIN until the effectiveness of this registration statement.

reAlpha BRAINTM is currently operational internally within reAlpha. However, new developments on the AI system are expected to improve its accuracy. reAlpha BRAINTM is expected to be released publicly for commercial use in the second quarter of 2024 on a licensing fee basis.

reAlpha App (Trademarked as reAlpha M3TM)

The reAlpha App was designed to support our mission to make real estate ownership accessible and user friendly. The reAlpha App allows Syndicate Members to acquire equity interests in the Syndication LLCs, which are the entities that hold the ownership of the Target Properties. Further, the app will allow Syndicate Members to monitor the financial metrics and performance of those properties in which they have invested, as described above. The next version of the App may contain additional non-material information that may not be available to holders of our common stock through our public filings with the SEC, unless they have downloaded the app and become a Syndicate Member. For instance, the App may include information such as, but not limited to: (i) the number of bedrooms and bathrooms in a property; (ii) square footage of the property; (iii) total number of guests the property can support; or (iv) the year the property was built. At this point, however, we do not intend to provide such real-time visibility to holders of our common stock for individual property financials. Finally, the App will also fetch property listing data as well as data on short-term rental market trends from multiple third party API providers and display the consolidated data for a particular property in an easily accessible format.

At this time, the Company does not plan on becoming a licensed broker-dealer. The reAlpha App is managed by us, however, we utilize a third party broker-dealer, currently Dealmaker Securities LLC, licensed with the SEC/FINRA, to conduct the exempt offerings.

While the mobile version of the reAlpha App is still under development, the web version is already operational. As part of our internal restructuring changes described above, the reAlpha App will be combined with the Syndication Platform technology acquired through the Rhove acquisition. This new platform will facilitate all future offerings of Syndicate LLCs and will be renamed as “reAlpha Rhove”. We expect the integration of these technologies to be completed in the third quarter of 2023.

The Company expects to earn revenue from the reAlpha App on a fee basis from all Syndications conducted through the platform, which will be derived from the short-term rental’s Gross Receipts (as defined below). These fees currently include property management fees, asset management fees, and sourcing fees.

reAlpha HUMINT

In addition to the AI being utilized in our technologies, we added a human factor that analyzes short-term rental profitability. There are various qualitative features of a short term rental property that affect its profitability. For instance, the aesthetics of the interiors, as well as the color, decoration and design of the property’s exteriors, the look and feel of its neighborhood, condition of the amenities, etc. A property that is well-designed and tastefully decorated, coupled with amenities in good condition, requires less renovation and repair work before it is ready to be listed on platforms such as Airbnb. Such features can be collected by manually observing the photos, videos and the street view of the property and cannot be automatically fetched from a third party source.

reAlpha HUMINT is a platform that complements the AI technology, reAlpha BRAINTM, and allows analysts at reAlpha to input such features about a property and factor it into property evaluation.

reAlpha HUMINT is operational for our internal use and is not currently under further active development. However, we plan to commercialize this technology sometime in 2024.

BnBGPT

BnBGPT is an AI tool that is powered by a “Generative Pre-trained Transformer” language model, or “GPT”. BnBGPT is intended to complement our other AI and non-AI technologies and be used internally to simplify the process of generating personalized and effective home descriptions. BnBGPT is designed for both realtors and hosts (e.g., someone that owns a property listed on Airbnb’s platform), with features that help them save time and money while creating descriptions that we believe will help them stand out in a crowded market. By harnessing the power of AI, our BnBGPT app ensures that each description is personalized and effective, giving users a competitive edge in the marketplace.

For Realtors. Our app will offer a feature that generates advertising content directly from uploaded images and they can be used by realtors to advertise their properties, eliminating the need for professional copywriters and other costly marketing tools. This makes it easy for realtors to create descriptions that truly capture the essence of a home and highlight its unique features and benefits.

For Hosts. Our app will offer features that simplify the process of creating descriptions for listings on Airbnb, VRBO, Booking.com, and other such platforms. Our app will automatically organize these descriptions into sections, making it easy to highlight key features of a space and provide important information about guest access. Additionally, the app will include the proximity data of attractions near the property (e.g., restaurants, museums, areas of interest for tourists in the area and others), making it easier to highlight those for the host. This helps hosts spend less time writing descriptions and more time focusing on providing a great guest experience.

BnBGPT is currently operational for our internal use, and we are currently using BnBGPT for testing purposes before it becomes commercialized. BnBGPT is expected to be released publicly for commercial use in the third quarter of 2023. BnBGPT is also under active development with work being done to improve the quality of the descriptions generated by the app’s AI-based technology. The current revenue model for BnBGPT is pay-per-use with a number of free credits for new users. This is subject to change as we evolve the product and commercialize to generate revenue from the technology.

myAlphie

myAlphie is a digital platform that facilitates connections between local vendors and multi-family home real estate communities, particularly for the process of apartment turnovers. Apartment turnovers occur when one tenant vacates a unit and a new one moves in. Traditionally, various disparate and outdated tools have been used by apartment management companies to manage this turnover process. We developed myAlphie to provide a consolidated solution through its mobile app and portal. myAlphie incorporates various features, including in-app payments, task workforce management, shared calendars, and a vendor-client rating system. The platform’s design aims to create an efficient and user-friendly digital marketplace for those that seek to find home service solutions. myAlphie facilitates all in-app payments using Stripe, an online payment processing solutions company, as a payment gateway to transfer money from property managers, to the application, to the vendors. Through myAlphie’s app, we generated revenue by receiving fees for connecting, via the app, multi-family home real estate communities and local vendors offering home services.

We sold myAlphie, effective May 17, 2023, as further described above under “Recent Developments – Sale of myAlphie LLC.”

(ii) Rental Business

Our Properties

Our properties consist of five (5) single-family residences (“SFRs”). We generally target certain markets in the single-family property sector of the real estate industry, which markets and properties are determined by our technologies (see “Segments - Platform Services” section above, and “Investment Criteria for Properties to be Syndicated” and “Market Selection for Properties to be Syndicated” below). These properties are designed to be short-term rental properties, which are acquired for Syndication purposes and held for a period of one to six years, then potentially disposed of once that property has generated our internal target returns, which may also depend on various other factors, including, but not limited to, the appreciation value of such property over time, economic conditions, interest rate fluctuations and others. Short-term rentals are utilized for various purposes, including vacations, relocations, renovations, extended work trips, special events, temporary work assignments, or seasonal activities.

General competitive conditions affecting us include those identified in the “Competition and Competitive Strengths” section below.

As of April 30, 2023, we owned and operated five properties located in Texas and Florida, which are all intended to be used as short-term rental properties. The following table presents certain additional information about our real estate investments as of April 30, 2023:

Properties(1)	General Character	Year Built	Location	Mortgage Loan Amount	Interest Rate	Maturity	Use of Property	Nature of Title(2)
825 Austrian Road	SFR		Grand Prairie, Texas	$247,000	7.50%	1/01/2053	Short Term Rental	Warranty Deed
790 Pebble Beach Drive	SFR		Champions Gate, Florida	$276,553	4.75% + Prime or 8.25%, Whichever is Greater	2/11/2024	Short Term Rental	Warranty Deed
612 Jasmine Lane	SFR		Davenport, Florida	$337,242	4.75% + Prime or 8.25%, Whichever is Greater	2/11/2024	Short Term Rental	Warranty Deed
7676 Amazonas Street	SFR		Kissimmee, Florida	$266,204	4.75% + Prime or 8.25%, Whichever is Greater	2/10/2024	Short Term Rental	Warranty Deed
2540 Hamlet Lane(3)	SFR		Kissimmee, Florida	$342,000	4.75% + Prime or 8.25%, Whichever is Greater	4/15/2024	Short Term Rental	Warranty Deed
Total				$1,469,000

(1)	These properties do not have, and did not have at any time, tenants occupying 10% or more of the rentable square footage in, as these are single family residential properties licensed and operated by us as short-term rentals. We do not have any leases in place for any of our properties.

(2)	We own simple interests in all of our properties.

(3)	Sold after April 30, 2023

Property Improvements

We focus on acquiring rent-ready properties. Such rent-ready properties may not need a significant upgrade. A “significant upgrade” is defined as an upgrade to a property valued at more than 15% of the total purchase price for such property. However, even rent-ready properties may need some modifications and/or refreshing of fittings/furnishings. We determine the budgets and the need for such upgrades on a case by case basis, and the Syndication LLC bears the cost of such upgrades. If the Syndication LLC is managed by Rhove or another third-party, we will provide guidance on the budget and needs for improvements in each individual instance, and the Managing Member of the Syndication LLC will require our approval for certain matters that exceed the agreed upon budget. In some situations, we may still buy properties which may need significant upgrades, if we believe that the long-term potential of such properties outweighs its initial upgrade costs. Currently, only one of the properties that we own was significantly upgraded. We do not have any present plans for any further proposed improvement to any of our current properties.

Insurance

We maintain insurance for our properties, including (i) general liability; (ii) business income and loss of rent; (iii) property insurance; (iv) flood insurance, if appropriate; and (v) hazard insurance with minimum coverage levels equal to the building replacement cost of each asset. We believe that our properties are adequately insured, consistent with industry standards.

When applicable, we will also purchase insurance policies covering our joint ventures, partnerships, co-tenancies and other co-ownership arrangements or participations, as well as their general partners, co-general partners, managers, co-managers, developers, co-developers, construction managers, property managers, our Sponsor, our Manager or any of the foregoing or their respective affiliates. We will purchase deal level insurance policies for individual investments or blanket policies covering multiple investments and participants and their respective affiliates. These types of policies may include commercial general liability insurance, professional liability insurance, excess liability insurance, or other policy applicable to the specific situation. We will directly pay for any such policies or allocate premiums to or among our investments and their participants and respective affiliates on an estimated basis. To date, the Company has not required such additional policies. However, we may or may not require them in the future.

Syndication of Properties

Investment Criteria for Properties to be Syndicated

We continuously evolve our investment strategies depending on the market conditions. Due to global supply chain issues, we are focusing on rent-ready properties. Such rent-ready properties may not need a significant upgrade. A “significant upgrade” is defined as an upgrade to a property valued at more than 15% of the total purchase price for such property. However, even rent-ready properties may need some modifications and/or refreshing of fittings/furnishings. We decide the budgets for such upgrades on a case by case basis. In some situations, we may still buy properties which may need significant upgrades, if we believe that the long-term potential of such properties outweighs its initial upgrade costs. Currently, only one of our properties that we own was significantly upgraded.

We determine our Target Properties utilizing our investment criteria, which evaluates acquisition investments using our proprietary algorithms (the “Investment Criteria”). Investment decisions made pursuant to our Investment Criteria may include single-family homes, multifamily units, experiential properties, golf resort homes, resort communities and others.

We plan to have continuously assess property acquisition investments using our Investment Criteria and intend to purchase properties that include, but are not limited to, the following primary characteristics:

●	Target Properties identified by our reAlpha Score algorithms (described below) are considered for acquisition; and

●	Target Properties with a minimum of three (3) bedrooms and two (2) bathrooms per unit.

We also intend to regularly consider syndicating properties outside of these ranges depending on market conditions, uniqueness, and condition of the Target Property.

Business Process for Syndications

Once we have decided to acquire a property using our Investment Criteria, we intend to use the following steps to maximize its value:

1.	A Syndication LLC buys the Target Property using short-term leverage provided by one of our lending partners. Specifically, we currently have a master credit facility of up to $200 million with Churchill Funding I LLC, which has yet to be utilized (see “reAlpha Acquisitions Churchill, LLC” above), and both W Financial Fund, LP and Select Portfolio Servicing, Inc., commercial loan companies, have previously assisted us in the acquisition of our properties.

2.	Rhove will act as the initial managing member of each Syndication LLC (the “Managing Member”), pursuant to each of the Syndication LLC’s operating agreements, and will arrange for the renovation of the purchased Target Property in accordance with our property improvement policy, at the cost of that Syndication LLC, if needed. Each of the Syndication LLC’s operating agreements will indicate that the Managing Member will hold a “Managing Membership Interest” in the Syndication LLC, which includes any and all rights, powers and benefits to which the Syndication LLC members are entitled under the Syndication LLC’s operating agreement, together with all obligations of the Managing Member to comply with the terms and provisions of the Syndication LLC’s operating agreement. The Managing Member Interest, however, does not include rights to ownership or profits or losses or any rights to receive distributions from operations or upon the liquidation or winding-up of such Syndication LLC, except for a property management fee of 15-30% of the purchased property’s rental revenue (more fully described below).The Managing Member Interests may be assigned without the consent of the other Syndication LLC members.

3.	Within a reasonable period, which we expect to be between 1 to 12 months, the Managing Member will refinance the Target Property by swapping the short-term loan with a long-term loan from any one of our lending partners. If current market conditions or lending opportunities are poor, we may choose to not refinance or refinance out of the respective reasonable time frame.

4.	The new Syndication LLC will offer up to 100% of its membership interests for purchase through an offering on the reAlpha App. Rhove, or the Managing Member, will continue to hold the membership interests of the Syndication LLC that are not purchased by investors through our offerings until we sell the full 100% to investors through the reAlpha App. However, such membership interests may never be sold, in which case those interests will continue to be held by Rhove, or the Managing Member.

5.	Our Syndicate Members may receive distributions proportional to their membership, on a quarterly basis, based on the free cash flows after taxes from the overall performance of the property on Airbnb and similar digital hospitality platforms.

6.	After the Target Property has generated the target returns the property may be sold to book the profit for the Syndication LLC.

7.	This profit, if any, may be used to purchase further properties in the same Syndication LLC for our benefit and the benefit of the Syndicate Members. The Syndicate Members may choose to invest further in new properties or redeem their investments.

Although we may sell properties, we intend to hold and manage the Syndications for a period of one to six years. The Managing Member may receive a gross fee of 15% to 30% of the Syndicated property’s rental revenue as a property management fee pursuant to the Syndication LLC’s operating agreement. The 15 to 30% fee is of gross receipts generated by the property. “Gross Receipts” includes: (i) receipts from the short-term or long-term rental of the property; (ii) receipts from rental escalations, late charges and/or cancellation fees; (iii) receipts from tenants for reimbursable operating expenses; (iv) receipts from concessions granted or goods or services provided in connection with the property or to the tenants or prospective tenants; (v) other miscellaneous operating receipts; and (vi) proceeds from rent or business interruption insurance, excluding (A) tenants’ security or damage deposits until the same are forfeited by the person making such deposits, (B) property damage insurance proceeds, and (C) any award or payment made by any governmental authority in connection with the exercise of any right of eminent domain.

As each of our syndicated properties reaches what we believe to be its appropriate disposition value, based on internal metrics, we will consider disposing of the property. The determination of when a particular property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property is anticipated to appreciate or decline substantially, and how any existing leases on a property may impact the potential sales price. The Managing Member will utilize the reAlpha Score to measure properties against set key performance indexes and determine when to objectively dispose of a property. The Managing Member may determine that it is in the best interests of stockholders to sell a property earlier than one year or to hold a property for more than six years. When we determine to sell a particular property, we intend to achieve a selling price that captures the capital appreciation for investors based on then-current market conditions. We cannot assure you that this objective will be realized.

Each Syndication LLC will be charged a market rate property disposition fee that is paid by the seller at the time of the sale, consisting of realtor fees and closing costs (taxes and other related costs). This disposition fee should cover property sale expenses such as brokerage commissions, and title, escrow and closing costs upon the disposition and sale of a property. It is expected that this disposition fee charged will range from 6% to 8% of the property sale price. Following the sale of a property, the Company expects to re-invest the proceeds of such sale, minus the property disposition fee described in this paragraph, into more properties for our portfolio and for the Syndicate Members to have the opportunity to invest in.

Further, the properties may be also managed by third-party property management firms at the Managing Member’s discretion. The services provided by such third-party property manager would include (i) ensuring compliance with local and other applicable laws and regulations; (ii) handling tenant access to properties; (iii) and any other action deemed necessary by the property manager or desirable for the performance of any of the services under our respective management agreement. Customarily, these management agreements are subject to a property management fee between 15% and 30% of the short-term rental gross revenue generated. As we achieve scale in the number of properties owned and operated, we may seek to bring property management in-house. In the event we manage a property, such property management fees would then be retained by us. If a short-term rental property is vacant and not producing rental income, the property management fee will not be paid during any such period of vacancy, including properties managed by third-parties.

The operating expenses that each Syndication LLC will be responsible for, as described above, include, but is not limited to: (i) mortgage principal and interest; (ii) property tax; (iii) homeowner insurance; (iv) utilities; (v) landscaping; (vi) pool maintenance costs; (vii) routine maintenance and repairs; (viii) HOA fees; and (ix) pest control. We will share the expenses related to the short-term rental properties with the Syndicate Members and will bear its own operating and management expenses in proportion to the ownership of the Syndication LLC.

Syndicate Member Exempt Offerings

To make the business model available to retail investors, the Company, will launch in exempt offerings conducted pursuant to Regulation A or Regulation D, each as promulgated under the Securities Act of 1933, as amended.

To achieve this goal, the Company’s subsidiary, Rhove, will create and manage Syndication LLCs to syndicate one or more of the Target Properties. Once the Syndication LLCs are in place, Rhove will launch exempted offerings to sell equity interests in such properties to investors pursuant to Regulation A or Regulation D, each as promulgated under the Securities Act of 1933, as amended. To further facilitate the investment process in the Syndication LLCs, the Company is currently working on the reAlpha App.

We expect that Rhove, as the Managing Member, or one of the subsidiaries of the Rhove SBU, will maintain management control of each of the Syndication LLCs. When this phase is fully implemented, we expect Syndicate Members to collectively own 100% of the Syndication LLCs and we shall account for the Syndication LLCs in accordance with applicable U.S. GAAP.

In the past, the Company has launched the following exempt offerings for different purposes:

●	On March 22, 2021, reAlpha 1011 Gallagher LLC, a subsidiary of the Company, offered securities pursuant to rule 506(b) of Regulation D, as an initial testing of our business model. Two accredited investors participated in this offering, both of which had a pre-existing relationship with the Company’s founders; and

●	On March 3, 2023, the Company opened its first Regulation CF Syndication listed under reAlpha 612 Jasmine Lane Inc., our wholly-owned subsidiary (also referred to herein as “Jasmine Holdco”) under Section 4(a)(6) of the Securities Act with the assistance of Dealmaker Securities LLC, a SEC/FINRA registered broker-dealer. This Regulation CF offering will be terminated by June 30, 2023. After effectiveness of this Registration Statement, the Company will no longer be able to conduct Regulation CF offerings per Rule 227.100(b)(2) of Regulation CF.

Market Selection for Properties to be Syndicated

We intend to focus our business efforts on the markets in which Airbnb and similar platforms operate, which include some or all of the following characteristics:

●	sufficient inventory to make it feasible to achieve scale in the local market (100 – 500 homes);

●	large universities and skilled workforce;

●	popular with travelers;

●	favorable competitive landscape with respect to other institutional residence buyers; and/or

●	hotel room capacity and occupancy rates in given destinations.

During our testing phase, we acquired properties in Dallas, Texas, which was our initial target market. We have expanded our target market to include Florida, Georgia, South Carolina, North Carolina, Alabama, Texas, Tennessee, Nevada, and Arizona (the “Sunbelt States”), with a strong focus in Florida.

According to Roofstock’s “Sun Belt real estate: Stats and trends for 2022” the Sunbelt States have experienced significant recent growth, providing opportunities in real estate investment. Home appreciation rates in these states have been higher than the national average, increasing the value of real estate assets. The population in these states has also grown rapidly, driven by factors such as job opportunities, lower cost of living, and favorable climate.

As noted by Bankrate in its recent article “Housing market heat shifts to Southeast” the travel and hospitality industry in the Sunbelt States has also grown significantly, driven by increased tourism and a growing number of short-term rental properties. This has created opportunities for real estate investors to purchase properties for short-term rental use, generating higher rental income than traditional long-term rentals.

Additionally, household incomes in the Sunbelt States have increased at a faster pace than the national average, providing a larger pool of potential homebuyers and renters. The desirability of living in these states has also increased, with many individuals and families seeking a better quality of life, warmer weather, and outdoor recreational opportunities.

Overall, the recent growth in the Sunbelt States has created numerous opportunities for real estate investment, particularly in the short-term rental market. Investors can benefit from the high demand for properties in these states, generating strong rental income and capital appreciation over time. Now, we have moved into the Orlando, Florida market. We believe that this market offers strong growth in population, jobs, rental rates, and value appreciation. Additionally, we have selected Tampa, Ft. Lauderdale, and Panhandle areas in Florida as our next markets.

We will focus on acquiring properties as outlined below with seventy five percent (75%) or greater for rent-ready assets. This is subject to change as market conditions shift.

Rent-Ready Short-Term Rentals

This category comprises homes that have been operating as short-term rentals and include:

●	required licensing and short-term rentals designation in place;

●	furnishing and/or furniture; and

●	minimum of six (6) months of operating history.

The benefits of investing in this category may include:

●	immediate cash flow;

●	immediate optionality for long term debt; and

●	reduced hold time before Syndication.

Repositioning to Short-Term Rentals

This category comprises homes that have not been operating historically as short-term rentals. Properties that fit this category will include:

●	partially/fully renovated or new construction homes;

●	properties with strong locational attributes such as: (i) a positive five-year trend related to population growth, to median income growth, and/or tourism revenue growth, (ii) potential for real estate appreciation and (v) close proximity to attractions and destinations such as parks, beaches, malls, restaurants and amusement parks; and

●	properties located in areas where laws are supportive of short-term rental use.

Multi-Unit Properties

Multi-unit properties are defined as two (2) or more units on the same folio/property. Properties with four (4) units or less are considered residential and treated in the same fashion as single-family homes. The investment criteria is the same for Multi-unit residential properties as it is for traditional residential acquisition targets.

One of the reasons to purchase multi-unit properties is the ability to leverage economies of scale related to vendors and operating costs to potentially reduce total expenses. In addition, costs such as management fees and other property services are potentially reduced on a per unit basis. Finally, we may expect to see lower operating expense percentages and increased listing exposure and optionality for guests.

We expect to revisit market statistics and market selection criteria on a periodic basis. Selected markets may not necessarily meet every single criterion. In the future, we expect that will expand to other states in the U.S., and subsequently globally. At this time, we have not set a timeline for expansion. We may also evaluate certain additional markets in the future.

Investment Decisions For Properties to be Syndicated

While we will employ our proprietary AI-based technologies and platform, and our real estate professionals, to identify suitable properties for Syndication acquisition, the Company will be responsible for final decisions. We will use the methodology described below and our bespoke technologies to reach buy or sell decisions. We have developed an investment approach that combines the experience of our management, the reAlpha Score and an approach that emphasizes market research, underwriting standards and down-side analysis of the risks of each investment.

Notwithstanding, the Company accounts for unknown or contingent liabilities arising out of the properties that we finally acquire. For any assets acquired not currently operating as rent-ready properties, an amount up to six (6) months of recurring operating expenses will be set aside as reserves. This reserve amount is in addition to any proposed, budgeted and/or actual expenses incurred related to the renovation of a property.

To execute our disciplined investment approach, we plan to closely monitor the profit and loss of each investment.

The following is a summary of our methodology for property acquisition:

Local Market Research

We research the acquisition and underwriting of each transaction. The research focuses on finding any “red flags” that may influence the decision to acquire a property. A red flag is a notification for further scrutiny of such properties. These “red flags’’ include (i) heavy regulation on short-term rentals at a state, county, or homeowner’s association (“HOA”) level; (ii) homes that have been on the market for longer than a year, or (iii) areas where natural disasters are common and damaging. The red flags analysis related to extreme weather conditions helps us estimate potential damages and related insurance costs to make better decisions. Additionally, we consider things such as tourist numbers and market size, seasonality, walkability, proximity to airports, restaurants and entertainment and events that would attract renters.

Once a deeper analysis of such red flagged properties is completed, the management team may or may not decide to purchase such properties.

Market Analysis. When we enter a market where we do not own any properties, we first determine what the demographic and real estate trends have been. More specifically, we look to see positive trends in statistics such as, but not limited to:

●	historical and projected population growth;

●	historical and projected median income/median income growth;

●	historical real estate property appreciation;

●	historical rental rate growth;

●	laws, ordinances, restrictions related to short term rentals;

●	residential inventory supply; and

●	annual tourism demand.

Submarket Analysis. In our submarket analysis, we look for all the same stats/trends as completed at the market level but for a smaller geographical area such as a specific city and/or zip code. Additionally, we will look to see positive trends in statistics such as, but not limited to:

●	total short term rental demand in the submarket;

●	active short term rental listings in the submarket;

●	average submarket daily rates based on seasonality;

●	average submarket occupancy; and

●	licensing requirements.

Property Analysis. In our property analysis, we look to analyze the subject property or properties to determine:

●	age and construction type, including roof, doors and windows;

●	property condition;

●	level and finesse of finishes in the property;

●	is there any deferred maintenance to be done in the property before putting it in the market;

●	age/condition of major mechanical components including roof, plumbing and appliances;

●	upcoming capital expenditures; and

●	recurring maintenance.

Disposition Policies

Generally, we intend to hold and manage the properties we acquire for a period of one to five years. As each of our properties reaches what we believe to be its appropriate disposition value, we will consider disposing of the property. The determination of when a particular property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property is anticipated to appreciate or decline substantially, and how any existing leases on a property may impact the potential sales price. The Company will utilize the reAlpha Score to measure properties against set key performance indexes and determine when to objectively dispose of a property. The Company may determine that it is in the best interests of shareholders to sell a property earlier than one year or to hold a property for more than five years. The Company reserves the right to hold properties for longer.

When we determine to sell a particular property, we intend to achieve a selling price that captures the capital appreciation for investors based on then-current market conditions. We cannot assure you that this objective will be realized.

Following the sale of a property, the Company expects to re-invest the proceeds of such sale, net of the property disposition fee as described below, into more properties for the benefit of ourselves and the investing Syndicate Members investing in that property.

Property Disposition Fee

Upon the disposition and sale of a property, each property will be charged a market rate property disposition fee that should cover property sale expenses such as brokerage commissions, and title, escrow and closing costs. It is expected that this disposition fee charged will range from six to eight percent of the property sale price.

Property Management Agreement

The Company will appoint Rhove as the initial manager of each LLC pursuant to its operating agreement. The Company may, however, subsequently appoint a third-party property management company to serve as property manager to manage the underlying property of each LLC pursuant to a specific property management agreement.

The services provided by the property manager would include:

●	Ensuring compliance with local landlord/tenant and other applicable laws;

●	Handling tenant access to properties; and

●	Investigating, selecting, and, on behalf of the applicable property, engaging and conducting business with such persons as the property manager deems necessary to ensure the proper performance of its obligations under the property management agreement, including but not limited to consultants, insurers, cleaning personnel, insurance agents, maintenance providers, bookkeepers and accountants and any and all persons acting in any other capacity deemed by the property manager necessary or desirable for the performance of any of the services under the property management agreement.

Each property management agreement would terminate on the earlier of: (i) the Company’s discretion to terminate a property management agreement at predetermined renewal periods or by paying a termination fee, (ii) after the date on which the relevant property has been liquidated and the obligations connected to the property (including, contingent obligations) have been terminated, (iii) upon notice by one party to the other party of a party’s material breach of a property management agreement or (iv) such other date as agreed between the parties to the property management agreement.

We expect each LLC to indemnify the property manager out of its assets against all liabilities and losses (including amounts paid in respect to judgments, fines, penalties or settlement of litigation, including legal fees and expenses) to which it becomes subject by virtue of serving as property manager under the respective property management agreements with respect to any act or omission that has not been determined by a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

Competition and Competitive Strengths

We face competition from different sources in our technology operations and of acquiring properties. We believe that we will disrupt the consumption patterns for financial investment and services through our innovative AI-based technologies, but will continue to face competition from other firms including large technology companies, and smaller, new financial technology entrants.

We believe that the key competitive factors in our technology market include:

●	the reAlpha App and other of our platform and technology features, quality and functionality being developed;

●	security and trust;

●	cloud-based architecture;

●	our proprietary technology to make objective and strategic investments in property and market selection.

We seek to differentiate ourselves from competitors primarily through the integration of AI into our technologies for the real estate market, the development of our reAlpha App, which will be available in mobile App version in the future with a focus on accessibility, customer experience, and trust. We believe that our ability to continue innovating quickly further differentiates our developing platforms from our competition. We believe we compete favorably across all key competitive factors and that we have developed a business model that is difficult to replicate.

Our reAlpha App is continuously developed to provide exceptional quality and functionality. We believe this dedication to innovation sets us apart from competitors and allows us to deliver superior user experiences. We also prioritize the security and trust of our users and investors. By implementing robust security measures and ensuring data integrity, we instill confidence in our platform, which we believe sets us apart as a trustworthy and reliable choice in the financial technology market.

Further, our cloud-based architecture offers scalability, flexibility, and seamless accessibility. This infrastructure enables us to handle increasing volumes of data and transactions efficiently, empowering us to deliver a seamless user experience and respond swiftly to evolving market demands.

We believe that our focus on innovation, security, and scalability gives us a competitive edge in the financial technology space. As we navigate the competitive landscape, we remain committed to continuously enhancing our technology offerings, fortifying our security measures, and leveraging cloud-based advantages. We believe that these efforts position us as a frontrunner in transforming the financial investment and services landscape through our AI-driven solutions.

We further believe that our competition in acquiring properties for investment purposes are individual investors, small private investment partnerships looking for one-off acquisitions of investment properties that can either be leased or restored and sold, and larger investors, including private equity funds and real estate investments trusts (“REITs”), that are seeking to capitalize on the same market opportunity that we have identified. Our primary competitors in acquiring portfolios include large and small private equity investors, public and private REITs, and other sizable private institutional investors. These same competitors may also compete with us for investors. Competition may increase the prices for properties that we would like to purchase, reduce the amount of rent we may charge for our properties, reduce the occupancy of our portfolio, and adversely impact our ability to achieve attractive total returns. We also face competition from other real estate platform companies such as Opendoor Technologies Inc. (NASDAQ: OPEN), Roofstock, Inc., Fundrise LLC, Invitation Homes, Pacaso, as well as a range of emerging new entrants. There are a number of established and emerging competitors in the real estate platform market. The market is fragmented, rapidly evolving, competitive, and with relatively low barriers to entry.

Although our competitors may be more established and better funded than we are, we believe that our acquisition platform, Investment Criteria, extensive in-market property operations infrastructure, and local expertise in our markets provide us with competitive advantages. We consider our competitive differentiators in our market to primarily be:

●	our focus on the short-term rental market, compared to other established players in the industry that focus on long-term rentals;

●	Syndicate Member rewards program that allows for utilization of properties when they are unoccupied, which is currently being developed;

●	consistent short-term rental income with use of optimum amounts of leverage;

●	lower minimum investment amounts; and

●	favorable tax treatment associated with long-term capital gains.

Employees

As of August 24, 2023, we had 9 full-time employees in the U.S. and 8 in our India office. We believe that we maintain good relations with our employees.

Legal Proceedings

Ohio Subpoena

On May 2, 2022, we received a subpoena duces tecum and requests for depositions of three senior managers of the Company from the Ohio Division of Securities (the “ODS”), all related to the Company’s Regulation A securities offering in the State of Ohio, and based on Ohio Revised Code 1707.23. The depositions were taken in July 2022. The ODS has not asserted any securities violations by the Company other than a late notice filing for its offering. The Company is fully cooperating with the ODS.

Massachusetts Consent Order

On April 15, 2022, we entered into a consent order (the “Consent Order”) with the Securities Division of the Office of the Secretary of the Commonwealth of Massachusetts (the “MSD”) following an investigation by the MSD into whether the Company had engaged in acts or practices that violated the Massachusetts Uniform Securities Act (the “Massachusetts Act”) and the regulations promulgated thereunder (the “Massachusetts Regulations”). For purposes of the Consent Order, the Company did not admit or deny the findings of fact or law or any of the allegations contained therein. The Consent Order provides that it is not intended to form the basis of any disqualification under Section 3(a)(39) of the Securities Exchange Act of 1934, or Rules 504(b)(3) and 506(d)(i) of Regulation D, Rule 262(a) of Regulation A and Rule 503(a) of Regulation CF under the Securities Act of 1933. Likewise, the Consent Order provides that it is not intended to form a basis of a disqualification under Section 204(a)(2) of the Uniform Securities Act of 1956 or Section 412(d) of the Uniform Securities Act of 2002. MSD alleged in the Consent Order that the Company initially failed to disclose a then ongoing criminal proceeding taking place in India against the Company’s CEO that involves allegations of fraud and forgery. MSD also alleged that the Company posted sample stock images of properties on its website, along with corresponding property “scores,” purchase dates, and addresses, despite not actually owning these properties. MSD further alleged that the Company failed to disclose a potential conflict of interest in connection with the Company’s real estate acquisitions. The MSD finally alleged that the Company failed to file notice with the MSD and submit a consent for service of process before marketing and selling shares to investors in Massachusetts. In the Consent Order the MSD noted that “[e]xcept in any action by the Division to enforce the obligations of the Consent Order, any acts performed or documents executed in settlement of this matter: (A) may not be deemed or used as an admission of, or evidence of, the validity of any alleged wrongdoing, liability, or lack of any wrongdoing or liability; and (B) may not be deemed or used as an admission of, or evidence of, any such alleged fault or omission of the Company in any civil, criminal, arbitral, or administrative proceeding in any court, administrative agency, or tribunal.”

Under the terms of the Consent Order, the Company is censured, barred from offering or selling securities in Massachusetts, and ordered to cease and desist from committing future violations of the Massachusetts Act and the Massachusetts Regulations. Pursuant to the Consent Order, on April 21, 2022, the Company paid a $375,000 administrative fine and offered to rescind the purchases of each of the fourteen Massachusetts investors who acquired the Company’s common stock in its Regulation A offering. Such investors paid an aggregate amount of $19,500 to purchase the Company’s common stock. Seven out of the fourteen Massachusetts investors elected to rescind the purchase and the Company has already refunded them a total of $11,500. The Company has fully complied with the terms of the Consent Order.

The Company engaged counsel to make all the necessary securities filings. However, the Company’s then-counsel did not make any blue-sky filings until MSD informed of such irregularity to the Company.

A copy of the Consent Order was filed on Form 1-U on April 15, 2022, as Exhibit 6.5 thereto, and is Exhibit 99.1 to the Offering Statement. For additional information on the Consent Order, we refer you to Exhibit 99.1. As of the date of this filing, we have sold $4.468 million of shares to investors other than our former parent company, reAlpha Tech Corp. (which as of the date of this Direct Listing no longer exists, and $500,000 to our former parent company, for aggregate sales of $4.968 million. The holdings that belonged to our former parent company have been assigned to reAlpha Tech Corp. post the Downstream Merger (as defined above). For additional information on the India proceeding involving Mr. Devanur see “India Proceeding Involving Giri Devanur” section below.

Parent Company Litigation

On December 27, 2021, Ms. Valentina Isakina, a board advisor of our former parent company, reAlpha Tech Corp., (the “Parent Company”) filed a lawsuit in the Southern District of Ohio against the Parent Company in connection with her termination package. After three months of service, the Parent Company discontinued her services as she was not the right fit for the Parent Company’s needs. reAlpha Tech Corp. contends that pursuant to the terms of her employment agreement, she was offered 12,500 shares of reAlpha Tech Corp., to vest over a period of time, however, she never accepted the shares.

Ms. Isakina, on the other hand, contends she is owed up to 5% from reAlpha Tech Corp. in connection with an alleged agreement to serve on the board of directors. reAlpha Tech Corp. denies the existence of such agreement. The parties are in the process of completing discovery. There is no trial set, and we believe the matter will be resolved in late 2023 or in 2024.

India Proceeding Involving Giri Devanur

In 2006, Mr. Devanur became the CEO of an India-based company named Gandhi City Research Park, Private Limited (“Gandhi City Research Park”). Gandhi City Research Park was liquidated as a result of the Lehman Brothers collapse in 2009. In 2010, an investor in Gandhi City Research Park filed a fraud complaint with the Cubbon Park Police Station in Bengaluru, India, against, among others, Mr. Devanur. In 2014, the Cubbon Park Police dismissed all claims. Subsequently, in 2015 the investor appealed the Cubbon Park Police’s decision before the Lower Court. In November 2018, the Lower Court issued a criminal summons against, among others, Mr. Devanur. Mr. Devanur petitioned the High Court to quash the summons. By order dated March 27, 2023, the High Court granted Mr. Devanur’s petition and ordered the Lower Court to reconsider the investor’s appeal. On August 3, 2023, the Lower Court decided to uphold the Cubbon Park Police’s decision and close the criminal case against Mr. Devanur.

Malpractice Lawsuit

On May 8, 2023, the Company filed a malpractice lawsuit with the United States District Court for the Southern District of Ohio, Eastern Division, against Buchanan, Ingersoll & Rooney, PC (“Buchanan”), Rajiv Khanna (“Khanna”) and Brian S. North (“North,” together with Buchanan and Khanna, the “Buchanan Legal Counsel”). The complaint alleges that the Buchanan Legal Counsel failed to provide proper and timely legal advice during the Company’s Tier 2 Regulation A offering, resulting in late Blue Sky notice filings with all required states prior to the Company offering and selling securities in those states. As a result, the Company was subject to a number of inquiries, investigations, and subpoenas by the various states, incurring significant legal fees and fines, lost opportunity due to pausing its Regulation A campaign, in addition to the loss of a $20 million institutional investment. The Company is seeking the forfeit of all legal fees associated with this matter, the award of legal fees to bring this matter to action, and further legal and equitable relief as the Court deems just and proper.

Trademarks

We own or otherwise have rights to the trademarks, service marks, patents and copyrights, including those mentioned in this prospectus, used in conjunction with the operation of our business. This prospectus includes our own trademarks, which are protected under applicable intellectual property laws, as well as trademarks, service marks, copyrights, and trade names of other companies, which are the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights, or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Solely for convenience, trademarks and tradenames referred to in this prospectus may appear without the ®, ™, or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and tradenames.

As of the date of this prospectus, we have two registered trademarks and four pending trademark applications in the United States, and have filed a provisional patent application for the reAlpha BRAIN. Our U.S. trademark registrations and applications are reflected in the chart below. We are using certain other marks that have not been registered, such as reAlpha M3, reAlpha AI, reAlpha BRAIN, and reAlpha Hub. We may choose to add new or retire old patents or trademarks for these technologies as the landscape of such technologies keeps changing rapidly.

U.S. Trademark Registrations and Applications

Mark	Class(es)	App. No.	Filing Date	Status	Next Deadline(1)	Applicant/Registrant
ReAlpha	036, 037	90670051	2021-04-25	Registered	2027-11-30	reAlpha Tech Corp.
Invest in real	036	90796901	2021-06-26	Registered	2028-04-12	reAlpha Tech Corp.
ReAlpha HUMINT	035, 042	90670061	2021-04-25	Pending	2023-10-18	reAlpha Tech Corp.
INVESTMENT PROPERTY OFFERING	042	97603076	2022-09-22	Pending	N/A	reAlpha Tech Corp.
Vacation Capitalist	036	97703446	2022-12-05	Pending	N/A	reAlpha Tech Corp.
BnBGPT	042	97938022	2023-05-16	Pending	N/A	reAlpha Tech Corp.

(1)	A trademark registration does not expire after a set period of time, and may remain in effect as long as the owner continues to use the trademark in commerce and timely files the required registration maintenance documents.

Patents

We currently maintain one provisional patent application, and we intend to continue to apply to patents when applicable to create significant trade-secret intellectual property regarding our technologies, algorithms and platforms. Our current patent application for reAlpha BRAINTM is based on a system for analyzing, evaluating, and ranking properties using artificial intelligence. If granted, this patent will expire 20 years from the date of its original filing date.

●	Patent Application Number 17944255: “reAlpha BRAIN” (filed September 14, 2022).

Our Corporate Structure

Formation

reAlpha Tech Corp., the former parent entity of the Company, was originally incorporated in Delaware on November 30, 2020. Then, on April 22, 2021, we incorporated the Company (f/k/a reAlpha Asset Management, Inc.), a subsidiary of our former parent company, in Delaware. Following the Downstream Merger on March 21, 2023, reAlpha Tech Corp merged with and into reAlpha Asset Management, Inc., with the Company surviving the merger, and subsequently the Company changed its name to reAlpha Tech Corp. This was a strategic move by us to consolidate both our technology capabilities and our real estate syndication business.

Our promoter upon incorporation in Delaware was our former parent, reAlpha Tech Corp.

Our principal executive office is located at 6515 Longshore Loop, Suite 100, Dublin, OH 43017. Our phone number is (707) 732-5742. Our corporate website is located at www.realpha.com. Information on our website is not part of this prospectus.

Internal Restructuring

As a result of the Downstream Merger and the Rhove acquisition the Company will change its internal organizational structure. We expect this internal restructuring change to be completed by the end of the third quarter of 2023. We expect these changes will have no material effect on our financial statements or accounting policies.

The following diagram summarizes the Company’s current internal restructuring by legal entity as of April 30, 2023*:

The following diagram summarizes the Company’s internal restructuring by the legal entity after completion of our internal restructuring to better reflect our business model**:

*	Explanatory Note:

1.	reAlpha Tech Corp. or the Company (f.k.a. reAlpha Asset Management Inc.) is the entity that resulted from the Downstream Merger. Also, as a result of the Downstream Merger, the Company owns a 25% stake in Naamche, Inc., an artificial intelligence (“AI”) studio, a 25% stake in Carthagos Inc., a design studio, and a 96.67% stake in reAlpha Techcorp India Private Limited, a subsidiary that provides business support services for finance, marketing and technology.

2.	Roost, Inc., Rhove Real Estate 1, LLC, reAlpha Acquisitions Churchill, LLC, and future Syndication LLCs are collectively known as the “Rhove Strategic Business Unit” or the “Rhove SBU”. The purpose of Rhove SBU is to perform Syndications.

3.	Roost Enterprises, Inc. (“Rhove”) is a wholly-owned subsidiary of the Company that provides real estate technology solutions.

4.	ReAlpha Realty, LLC is a wholly-owned subsidiary of the Company registered in Florida as a real estate brokerage. Its primary function is to act as agent and/or advisor to acquisitions completed by the Rhove SBU, the Company or any affiliated companies.

5.	reAlpha Acquisitions Churchill, LLC is a wholly-owned subsidiary of the Company that was created to hold the properties acquired by the Company utilizing financing provided by Churchill Finance I, LLC.

6.	Rhove Real Estate 1, LLC is a wholly-owned subsidiary of the Company that was created to offer securities pursuant to Regulation A before the reAlpha acquisition of Rhove. After we complete our internal restructuring changes, we intend to use this entity for future property Syndications using the SEC qualified Regulation A offering. We refer to properties that have been offered through a Syndication LLC as a “Syndicated” property.

**	Explanatory Note: The following entities will be dissolved to effectuate our internal restructuring changes:

1.	reAlpha, LLC dba reAlpha Series 1, LLC is a wholly-owned subsidiary of the Company that was created to hold the property located at 825 Austrian Rd, Grand Prairie TX 75050;

2.	reAlpha Acquisitions, LLC is a wholly-owned subsidiary of the Company that holds reAlpha, LLC dba reAlpha Series 1, LLC;

3.	reAlpha Acquisitions WF, LLC is a wholly-owned subsidiary of the Company that was created to hold the properties located at 790 Pebble Beach Dr, Kissimmee FL 3474, 612 Jasmine Ave, Davenport, FL 33897, 7676 Amazonas St, Kissimmee, FL 34747, and 2540 Hamlet Lane, Kissimmee, FL 34746; and

4.	reAlpha 612 Jasmine Lane, Inc. is a wholly-owned subsidiary of the Company that was created to hold the property located at 612 Jasmine Ave, Davenport, FL 33897 upon completion of the Regulation CF offering of such property.

5.	Real Fake DOREs LAO, LLC is a Wyoming limited liability company and a subsidiary of Rhove that was created to hold Real Fake Lot LLC, which is an Ohio limited liability company holding a small lot of land of insignificant value in Brickhaven, OH.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

This Annual Financial Report (the “Annual Report”) contains forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Such forward-looking statements include statements regarding, among others, (a) our growth strategies, (b) our future financing plans, and (c) our anticipated needs for working capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “approximate,” “estimate,” “believe,” “intend,” “plan,” “budget,” “could,” “forecast,” “might,” “predict,” “shall” or “project,” or the negative of these words or other variations on these words or comparable terminology. This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. These statements may be found in this Annual Report.

Forward-looking statements are based on our current expectations and assumptions regarding our business, potential target businesses, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements as a result of various factors, including, without limitation, changes in local, regional, national or global political, economic, business, competitive, market (supply and demand) and regulatory conditions.

We caution you therefore that you should not rely on any of these forward-looking statements as statements of historical fact or as guarantees or assurances of future performance. All forward-looking statements speak only as of the date of this Semiannual Report. We undertake no obligation to update any forward-looking statements or other information contained herein.

The financial statements included herein should be read in conjunction with the audited financial statements and related notes for the fiscal year ended April 30, 2023, contained in the Annual Report.

Overview

reAlpha Tech Corp. is a Delaware corporation formed in April 2021. Our mission is to empower retail investor participation in short-term rental properties. We were founded on the belief that every person should have access and freedom to pursue wealth creation through real estate. However, there are significant barriers to entry for the average individual and lucrative returns are currently mainly realized by the “big guys”: private equity firms and larger-scale developers. We intend to leverage technology to democratize access to short-term rental investments. To support this goal, we intend to build what we believe would be a new model for property ownership and real estate investment. We believe in simplified wealth creation, access to new markets, diversification, exceptional Guest experiences and community-building network effects.

We intend to provide retail investors with the opportunity to participate in short-term rental properties we acquire by offering a minority interest in each portfolio property. We intend to make that opportunity available pursuant to exempt offerings directed at those retail investors, which we call “Syndicate Members.”

We plan to acquire single-family homes, renovate them to optimize “After-Repair value”, if needed, list them on short-term rental sites and manage them for our benefit and for the benefit of Syndicate Members who purchased minority interests in our acquired properties. In addition to managing the property operations, we will also manage the financial performance of the asset. We are integrating the power of multiple proven models across syndication, investment and property management.

Results of Operations for Year ended April 30, 2023

Pursuant to the Downstream Merger, our Parent merged with and into the Company. Because the Company acquired the Parent company’s assets and liabilities upon consummation of the Downstream Merger, the Parent company’s financials became a part of the consolidated statements of the Company. As a result, the financial statements included in this registration statement and discussed herein reflect the operating results of both our Parent company and the Company prior to March 21, 2023, which was the date on which the Downstream Merger closed, and our combined results, including those of the Parent, following the Downstream Merger closing date.

The table below shows our consolidated results for the years ended April 30, 2023 and 2022.

The years ended April 30, 2023, compared to the year ended April 30, 2022

	For the Years Ended
	April 30, 2023	April 30, 2022
Revenues	$419,412	$305,377

Cost of revenues	293,204	167,193

Gross Profit	126,208	138,184

Operating Expenses
Wages, benefits and payroll taxes	1,114,403	1,177,110
Repairs & maintenance	24,794	47,601
Utilities	32,456	49,058
Dues & subscriptions	98,309	105,047
Marketing & advertising	2,002,884	2,569,730
Professional & legal fees	1,483,889	712,322
Depreciation & amortization	157,802	151,478
Other operating expenses	160,050	154,780
Total operating expenses	5,074,587	4,967,126

Operating Loss	(4,948,379)	(4,828,942)

Other Income (Expense)
Interest income	-	147
Other income	53,093	34,853
Interest expense	(169,776)	(177,273)
Other expense	(387,321)	(420,797)
Total other income (expense)	(504,004)	(563,070)

Net Loss	(5,452,383)	(5,392,012)

Less: Net Income (Loss) Attributable to Non-Controlling Interests	726	(12,642)

Net Loss Attributable to Controlling Interests	(5,453,109)	(5,379,370)

Net earnings per share — basic	(0.13)	-

Net earnings per share — diluted	(0.13)	-

Weighted-average outstanding shares — basic	40,439,190	-

Weighted-average outstanding shares — diluted	40,439,190	-

Revenue. Revenue was $419,412 for the year ended April 30, 2023 compared to $305,377 for the year ended April 30, 2022. Our revenues consist of both the short-term rental revenue that we receive from our listed properties, and platform services income that we receive from our technologies. This increase in revenues is mainly attributed to the revenue generated from myAlphie’s platform during the year ended April 30, 2023 that was previously operated by our former parent company. This increase in platform services revenue was offset by a decrease of $97,922 during the year ended April 30, 2023, which was mostly due to the decrease in the number of properties listed compared to the year ended April 30, 2022. Although we have generated platform services income during the year ended April 30, 2023, our other technologies are not yet ready for commercialization, and we have sold myAlphie since the end of the year ended April 30, 2023, so these platform services revenues may not be recurring, may not reflect our current business and may be abnormally high for this period.

Cost of Revenues. The cost of revenues was $293,204 for the year ended April 30, 2023, compared to $167,193 for the year ended April 30, 2022. Cost of revenue consists of payments for property management fees of our listed properties, as well as payments to vendors for work completed through myAlphie and associated payment processing fees to Stripe, which is an online payment processing company we contracted in connection with myAlphie. As a result of the sale of myAlphie, the costs incurred in connection with payments to vendors will not be recurring in future periods, and we expect that cost of revenues will be a lower percentage of revenues in the future.

Marketing and Advertising. Marketing and advertising expenses were $2,002,884 for the year ended April 30, 2023, compared to $2,569,730 for the year ended April 30, 2022. In connection with our Regulation A offering during the year ended April 30, 2022, we ran marketing, advertising, and brand building campaigns on different platforms such as Google, Twitter, Linkedin, Instagram, and Facebook, engaged a public relations’ firm, and advertised with newsletters and influencers. Since the Regulation A campaign ended on January 19, 2023, we expect marketing and advertising to be a lower percentage of revenue in the future.

Repairs and Maintenance. Repairs and maintenance was $24,794 for the year ended April 30, 2023, compared to $47,601 for the year ended April 30, 2022. This decline in repair and maintenance expenses for the year ended April 30, 2023 is attributable to a decrease in the number of properties listed compared to the year ended April 30, 2022, as we are in the process of discontinuing our Dallas, Texas operations by selling most of the properties we previously had in that market, which reduced our overall repairs and maintenance expenses.

Depreciation and Amortization. Depreciation and amortization was $157,802 for the year ended April 30, 2023, compared to $151,478 for the year ended April 30, 2022. The increase in depreciation and amortization costs for the year ended April 30, 2023 is attributed to the fact that the properties that we acquired during the year ended April 30, 2022 were each depreciated starting from the date each of the properties were utilized, whereas the properties acquired during the year ended April 30, 2023 were depreciated immediately upon purchase. Further, the disposal of certain properties during the year ended April 30, 2022 were fully amortized at the time of disposal, rather than being spread out over the duration of the outstanding mortgage loan.

Other Income. Other income was $53,093 for the year ended April 30, 2023, compared to $34,853 for the year ended April 30, 2022. This increase is mainly due to redemption of reward points from credit cards.

Interest Expense. Interest expense was $169,776 for the year ended April 30, 2023, compared to $177,273 for the year ended April 30, 2022. This decline in interest expense for the year ended April 30, 2023, is attributable to a decrease in the number of properties we owned compared to the year ended April 30, 2022, as we are in the process of discontinuing our Dallas, Texas operations by selling most of the properties we previously had in that market, which reduced our overall interest expense.

Professional and Legal Fees. Professional and legal fees were $1,483,889 for the year ended April 30, 2023, compared to $712,322 for the year ended April 30, 2022. This increase is mainly due to an increase in our legal and professional expenses, which was attributed to the legal and professional advisory services we engaged in connection with the Direct Listing, Downstream Merger, Rhove acquisition and other audit-related services.

Net Loss. Net loss was $5,453,109 for the year ended April 30, 2023, compared to $5,379,370 for the year ended April 30, 2022. This increase in net loss is mainly attributable to the increase in professional legal expenses compared to the year ended April 30, 2022, which was mostly offset by a decrease in marketing and advertisement costs and higher platform services segment revenues.

Analysis of Segment Results:

The following is an analysis of our results by reportable segment for the year ended April 30, 2023 compared to the year ended April 30, 2022. For further information regarding our reportable business segments, please refer to our consolidated financial statements and related notes included elsewhere in this prospectus.

Platform Services

	2023	2022	Change in $	Change in %
Total revenue	$287,662	$75,705	$211,957	280%
Cost of revenues	(265,541)	(75,371)	(190,170)	252%
Operating expenses	(1,730)	(14,987)	13,257	(88)%
Segment earnings (loss)	$20,391	$(14,653)	$35,044	(239)%

Revenues. Revenues for the platform services segment was $287,662 for the year ended April 30, 2023, compared to $75,705 for the year ended April 30, 2022. This difference is attributable to the growth in the myAlphie platform, which generated a significant amount of revenue compared to the year ended April 30, 2022. Although we have generated platform services revenue during the year ended April 30, 2023, our other technologies are not yet ready for commercialization, and we have sold myAlphie since the end of the year ended April 30, 2023, so these platform services revenues may not be recurring, may not reflect our current business and may be abnormally high for this period.

Submarket Analysis

Cost of revenues. Cost of revenues for the platform services segment was $265,541 for the year ended April 30, 2023, compared to $75,371 for the year ended April 30, 2022. This difference is attributable to the growth in the myAlphie platform and the costs associated with operating the platform. These costs associated with myAlphie will not be recurring and we expect that cost of revenues in this segment to be lower in the future due to the sale of myAlphie.

Operating expenses. Operating expenses of the platform services segment was $1,730 for the year ended April 30, 2023, compared to $14,987 for the year ended April 30, 2022. Operating expenses for this segment include costs associated with operating our platforms and other costs, such as legal, professional and marketing expenses. This difference is due to a decrease in both marketing and legal costs for the platform services segment.

Segment earnings. Segment earnings were $20,391 for the year ended April 30, 2023, compared to a segment loss of $14,653 for the year ended April 30, 2023. The difference is mainly attributed to the increased revenue in the segment through myAlphie’s platform.

Rental Business

	2023	2022	Change in $	Change in %
Total revenue	$131,750	$229,672	$(97,922)	(43)%
Cost of revenues	(27,663)	(91,822)	(64,159)	(70)%
Operating expenses	(5,072,857)	(4,952,139)	(120,718)	2%
Segment earnings (loss)	$(4,968,770)	$(4,814,289)	$(154,481)	3%

Revenues. Revenues for the rental business segment was $131,750 for the year ended April 30, 2023, compared to $229,672 for the year ended April 30, 2022. This decrease is attributable to a decrease in the number of properties listed compared to the year ended April 30, 2022, as we are in the process of discontinuing our Dallas, Texas operations by selling most of the properties we previously had in that market.

Cost of revenues. Cost of revenues for the rental business segment was $27,663 for the year ended April 30, 2023, compared to $91,822 for the year ended April 30, 2022. This difference is attributed to the decrease in the number of properties listed, which decreased the associated costs of maintaining those properties.

Operating expenses. Operating expenses of the rental business segment were $5,072,857 and $4,952,139 for the years ended April 30, 2023 and 2022, respectively. This slight increase is mainly attributed to the increase in the professional and legal fees and the decrease in marketing and advertising costs for the rental business segment.

Segment earnings. Segment loss was $4,968,770 for the year ended April 30, 2023, compared to $4,814,289 for the year ended April 30, 2023. This difference is mainly attributed to the increase in the professional and legal fees, which was mostly offset by a decrease in marketing and advertising costs.

The following table provides a concise overview of properties that have been sold . This includes the reasons they are no longer listed, the dates of their acquisition, and the dates when they ceased contributing to revenues:

Property	Date of Acquisition	Date of Disposition	Reason for Unlisting		Date On Which Property No Longer Contributed to Revenue and Expenses
1011 Gallagher	1/20/2021	6/07/2022	Sale of Property		3/11/22
4107 Ladale	3/01/2021	4/20/2022	Sale of Property		3/8/22
503 N Patton	3/11/2021	8/31/2022	Sale of Property		3/15/22
606 W Acheson	3/02/2021	7/12/2022	Sale of Property		3/15/22
10337 Joaquin A and B	4/07/2021	5/13/2022	Sale of Property		3/15/22
506 W Parnell	4/29/2021	9/21/2022	Sale of Property		3/15/22
746 Greenland way	5/21/2021	9/01/2022	Sale of Property		3/15/22
5241 NW 5th St	6/30/2021	4/26/2022		(1)		(1)
3121 Fieldview	7/19/2021	5/13/2022	Sale of Property		3/15/22
1822 Rosewood St	8/02/2021	4/20/2022	Sale of Property		2/15/22
315 Bream Ave	8/18/2021	3/21/2022	Sale of Property		2/15/22
3812 Dempster Ave	11/03/2021	4/20/2022	Sale of Property		2/15/22
2540 Hamlet Lane	4/15/2022	8/15/2023	Sale of Property		5/30/23

(1)	Property was disposed of before it was listed, so it did not contribute to revenue at any point.

Liquidity and Capital Resources

Liquidity describes the ability of a company to generate sufficient cash flows to meet the cash requirements of its business operations, including working capital needs, debt services, acquisitions, contractual obligations and other commitments. As of the date of this prospectus, we have yet to generate meaningful revenue from our business operations and have funded acquisitions, capital expenditure and working capital requirement through equity and debt financing.

Our liquidity and capital resources are critical to our ability to execute on our business plan and achieve our strategic objectives. We anticipate that we will require working capital in the next 12 months to finance our growth and support our operations. Accordingly, we will need to raise additional capital by securing additional financing. The timing, size, and terms of any such offering have not yet been determined. To the extent the Company requires additional funds more than 12 months from the date hereof, and collections from our short-term rentals and technologies, to the extent commercialized, cannot fund our needs, the Company may utilize equity or debt offerings to raise these funds. We cannot provide any assurance that we will be able to raise additional funds on acceptable terms, if at all. Our ability to raise additional capital will depend on various factors, including market conditions, investor demand, and our financial performance.

Further, the cost of capital and historically high interest rates can have a direct impact on the volume of real estate acquisitions the company plans to complete. Economic environments yielding higher interest rates with more stringent debt terms such as today’s market environment require larger equity commitments. This means that, as larger equity commitments are required, we will have less leverage and will have less acquisitions overall.

Our business model requires significant capital expenditures to build and maintain the infrastructure and technology required to support our operations. In addition, we may incur additional costs associated with research and development of new products and services, expansion into new markets or geographies, and general corporate overhead. As a result, we may require additional financing in the future to fund these initiatives, which may include additional equity or debt financing or strategic partnerships. We currently do not have any commitments or arrangements for additional financing, and there can be no assurance that we will be able to obtain additional financing on terms acceptable to us, or at all. If we are unable to obtain additional financing when required, we may be forced to reduce the scope of our operations, delay the launch of new products or services, or take other actions that could adversely affect our business, financial condition, and results of operations. We may also be required to seek additional financing on terms that are unfavorable to us, which could result in the dilution of our stockholders’ ownership interests or the imposition of burdensome terms and restrictions.

Cash Flows

The following table summarizes our cash flows from operating, investing, and financing activities for the periods presented.

	Year Ended
Particulars	April 30, 2023	April 30, 2022
Net cash used in operating activities	$(4,962,054)	$(5,376,806)
Net cash used in investing activities	$1,082,267	$(3,407,723)
Net cash provided by financing activities	$3,041,253	$10,281,427

Cash flows from operating activities

Net cash used in operating activities was $(4,962,054) for the year ended April 30, 2023, compared to $(5,376,806) for the year ended April 30, 2022. The difference in net cash flows from operating activities as compared to the same period in 2022 was primarily driven by an increase in prepaid expenses. Prepaid expenses include the compensation to legal counsel and Maxim Group, LLC, in connection with the Direct Listing.

Cash flows from investing activities

Net cash used in investing activities was $1,082,267 for the year ended April 30, 2023, compared to $(3,407,723) for the year ended April 30, 2022. The difference in cash flows from investing activities was primarily due to the acquisition of Rhove and investment into technology development during the year ended April 30, 2023.

Cash flows from financing activities

We have financed our operations primarily through sales of equity securities, loans and advances.

Net cash provided by financing activities was $3,041,253 for the year ended April 30, 2023, compared to $10,281,427 for the year ended April 30, 2022. The difference in cash flows from financing activities consists primarily of issuance of equity securities as part of the consideration for the acquisition of Rhove, issuance of stock for prepaid expenses to vendors in connection with this Direct Listing, and issuance of stock as part of the Regulation A campaign during the year end April 30, 2023.

Contractual and Obligations and Commitments

Our contractual obligations as of July 31, 2023 include existing mortgage loans of the 5 properties currently owned by the Company. Monthly mortgage interest amounts will vary due to interest rate fluctuation with respect to our variable interest loans, except for the property located at 825 Austrian, which has a fixed interest rate, and as of July 31, 2023 they were approximately as follows:

Properties	City & State	Mortgage Loan Amount	Interest Rate	Maturity
825 Austrian	Grand Prairie, Texas	$247,000	7.50%	1/01/2053
790 Pebble Beach Drive	Champions Gate, Florida	$276,553	4.75% + prime or 8.25%, whichever is Greater	2/11/2024
612 Jasmine Lane	Davenport, Florida	$337,243	4.75% + prime or 8.25%, whichever is greater	2/11/2024
7676 Amazonas Street	Kissimmee, Florida	$266,204	4.75% + prime or 8.25%, whichever is greater	2/10/2024
2540 Hamlet Lane (1)	Kissimmee, Florida	$342,000	4.75% + prime or 8.25%, whichever is greater	4/15/2024
Total		$1,469,000

(1)	Sold after April 30, 2023

Off-Balance Sheet Arrangements

As of April 30, 2023, we had no off-balance sheet arrangements.

Critical Accounting Policies and Estimates

This discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our consolidated financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that involve significant judgment and potentially could result in materially different results under different assumptions and conditions. Management believes the following critical accounting policies are affected by our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition: Our revenues consist of both our short-term rental business segment and our platform services segment. Rental business segment revenues include revenues from the rental of properties via Airbnb, Vacasa, and such digital hospitality platforms. Platform service segment revenues include revenues from bookings made on our myAlphie platform towards painting and cleaning of properties. As we were responsible for services rendered by the platform, fees charged to end-users are also included in revenue, while payments to vendors in exchange for their services are recognized in cost of revenue, exclusive of depreciation and amortization.

Business Combination

I. Acquisition of Roost Enterprises Inc.

During the reporting period, we completed the acquisition of Roost Enterprises Inc. (“Rhove”) using the purchase method of accounting, in accordance with ASC 805, “Business Combinations.” The purchase method necessitates the recognition of Rhove’s assets and liabilities at their fair values as of the acquisition date.

Our consolidated financial statements include the results of operations, cash flows, and financial position of both reAlpha Tech Corp. and Rhove from the acquisition date. As a result, any revenue, expenses, assets, and liabilities generated or incurred by Rhove during this period are incorporated into the consolidated financial statements.

II. Allocation of Purchase Price and Goodwill Recognition

We completed the acquisition of Rhove using a combination of cash and issuance of common stock as the purchase consideration. The preliminary purchase price allocation resulted in the recognition of goodwill. Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired. It is recognized as an intangible asset and represents the future economic benefits expected to arise from Rhove’s acquisition, such as synergies, market position, and brand value. Goodwill is not amortized but is subject to annual impairment testing in accordance with ASC 350, “Intangibles—Goodwill and Other.”

Capitalization of Software Development Costs - Development Stage

The Company follows Accounting Standards Codification (ASC) 350, “Internal-Use Software,” to assess the capitalization of software development costs such as incurred during the application development stage, including coding, testing, and development of software functionality, which are eligible for capitalization. Such costs encompass direct labor, third-party services, and other directly attributable expenses as of the reporting date. As of April 30, 2023, the software under development has not reached the stage of being substantially complete and ready for its intended use. Consequently, the Company continues to capitalize costs related to the application development stage in accordance with ASC 350.

Amortization of capitalized software development costs commences when the software is placed in service and is available for its intended use. The capitalized costs are amortized over the software’s estimated useful life, which is determined based on factors such as expected future benefits and the rate of technological change.

The capitalization of software acquired in a business combination when its fair value is determined using the discounted cash flow (DCF) method as per ASC 820 “Fair Value Measurements and Disclosures”. The fair value of software is determined using the discounted cash flow (DCF) method, requiring the consideration of significant inputs and assumptions, such as projected cash flows, expected growth rates, discount rates, and other relevant market data. The Company exercises judgment in selecting appropriate inputs, taking into account historical performance, market conditions, and the technological characteristics of the software.

Investment Property and Equipment and Depreciation: Property and equipment are carried at cost. Depreciation for buildings is computed principally on the straight-line method over the estimated useful lives of the assets (27.5 years). Depreciation of improvements to buildings, rental homes and equipment, and vehicles is computed principally on the straight-line method over the estimated useful lives of the assets (ranging from 3 to 27.5 years). Land & its development costs are not depreciated but are capitalized as Land and land improvements. Interest expenses, Maintenance, and repairs are charged to expenses as incurred and improvements are capitalized. The costs and related accumulated depreciation of property sold or otherwise disposed of are removed from the financial statements and any gain or loss is reflected in the current year’s results of operations.

Impairment Policy: The Company applies Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 360-10, “Property, Plant and Equipment,” to measure impairment in real estate investments. Rental properties are individually evaluated for impairment when conditions exist which may indicate that it is probable that the sum of expected future cash flows (on an undiscounted basis without interest) from a rental property is less than the carrying value under its historical net cost basis. These calculations of expected future cash flows consider factors such as future operating income, trends, and prospects, as well as the effects of leasing demand, competition, and other factors. Upon determination that a permanent impairment has occurred, rental properties are reduced to their fair value. For properties to be disposed of, an impairment loss is recognized when the fair value of the property (less the estimated cost to sell) is less than the carrying amount of the property measured at the time there is a commitment to sell the property and/or it is actively being marketed for sale. A property to be disposed of will be reported at the lower end of the carrying amount or its estimated fair value, less its cost to sell. Subsequent to the date that a property is held for disposition, depreciation expense is not recorded.

Income Taxes: We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon the ultimate settlement with the related tax authority. We recognize interest and penalties, if any, with income tax expense in the accompanying consolidated statement of operations.

Item 3. Directors and Officers

The following table provides information regarding our executive officers, significant employees and directors as of August 24, 2023.

Name	Age	Position	Term of Office
Board Members
Brian Cole (1)(2)(3)	42	Independent Director	Since Inception
Monaz Karkaria	49	Director (Chief Operating officer from inception until resignation in January 2022)	Since January 2022
Dimitrios Angelis (1)(2)(3)	53	Independent Director	Since April 2023
Balaji Swaminathan (1)(2)(3)	58	Independent Director	Since April 2023
Executive Officers
Giri Devanur	54	Chief Executive Officer, President and Chairman of the Board of Directors	Since Inception Since April 2023
Michael J. Logozzo	51	Chief Financial Officer	Since Inception
Jorge Aldecoa	38	Chief Operating Officer	Since April 2023

(1)	Member of the audit committee of the board of directors.

(2)	Member of the compensation committee of the board of directors.

(3)	Member of the nominating and corporate governance committee of the board of directors.

Executive Officers

Giri Devanur is our chief executive officer, president and chairman of the board of directors. Mr. Devanur became a member of our board of directors in April 2021 and its Chairman in April 2023. He is a serial business entrepreneur and an experienced chief executive officer who has been involved in capital planning and investor presentations as an executive officer for various companies. He has more than 25 years of experience in the information technology industry. In October 2020, Mr. Devanur began designing the early AI systems for the “reAlpha” concept, and formed reAlpha Tech Corp. (our former parent company) until April 2021, when he became the Company’s chief executive officer and president. Prior to Mr. Devanur’s involvement with the Company, he co-founded Taazu, Inc. in March 2018, an artificial-intelligence business travel assistant company, which was subsequently sold in March 2021, and in December 2019, Mr. Devanur also co-founded GenDeep, Inc., an investment analysis company, which was eventually dissolved in October 2020 due to COVID-19. Additionally, Mr. Devanur is a member of the board of directors of Coffee Day Enterprises Ltd., a public company listed on the National Stock Exchange of India since December 2020, and Saara, Inc., an AI-based e-commerce solutions company, since October 2019. From April 2014 to December 2017, he worked at AMERI Holdings, Inc., a global systems application and products consulting company, where he became the chief executive officer and a member of its board of directors in May 2015. AMERI Holdings, Inc. was listed on Nasdaq during Mr. Devanur’s tenure as chief executive officer in November 2017. Prior to his time at AMERI Holdings, Inc., in 2010, he founded WinHire Inc., a company in India building software products through technology and human capital management experts and combining them with professional services, which was subsequently acquired by AMERI Holdings, Inc. in April 2014. Mr. Devanur has a master’s degree in Technology Management from Columbia University and a bachelor’s degree in computer engineering from the University of Mysore, India. He has attended Executive Education programs at the Massachusetts Institute of Technology and Harvard Law School. The board of directors believes that Mr. Devanur’s decades-long experience in the information technology industry and in positions of leadership in other companies will enable him to bring a wealth of strategic and business acumen to the board of directors.

Michael J. Logozzo is the chief financial officer of reAlpha Tech Corp., and he was our interim chief operating officer from January 2022 until April 2023. Mr. Logozzo also worked at the Company’s former parent company, reAlpha Tech Corp., from February 2021 till January 2022. Prior to his role at the Company, Mr. Logozzo was managing director for the Americas of L Marks, covering the U.S., Canada, and Latin America from May 2019 to February 2021. Prior to his employment with L Marks, he worked at BMW financial services (a $32 billion portfolio with 1.2 million customers) from 2001 to 2019 in multiple roles, including IT manager starting in February 2001, then process and quality manager, strategy manager, special project manager and general manager of financial services and operations in the Americas from May 2011 to April 2019. During his 18-year tenure, Mr. Logozzo was responsible for finance operations, innovation, and best practices integration at the automotive company’s Americas Regional Services Center in Columbus, Ohio and the headquarters in Munich, Germany. Mr. Logozzo holds a Management Information Systems Bachelor of Science (B.S.) from Youngstown State University, and a Business Administration, Management and Operations Masters of Business Administration (MBA) from Franklin University.

Jorge Aldecoa is the chief operating officer of the Company. Mr. Aldecoa brings over 12 years of experience in residential and commercial real estate and is an expert in acquisition, disposition, and asset management. Most recently he has served as vice president of operations for Transcendent Electra and managing broker of Transcendent Electra Realty & BUSB Realty from 2018 to 2022. He brings experience in successfully leading the creation and implementation of a property management platform to facilitate the acquisition and management of 2,200 newly constructed single-family rental homes. He also gained experience as chief investment officer of Firm Capital American Realty Partners and interim chief operating officer for its predecessor from 2014 to 2017. Mr. Aldecoa holds a Residential Development and Property Management Bachelor’s degree of Science (B.S.) from Florida State University.

Non-Employee Directors

Brian Cole has been a member of our board of directors since April 2021. Mr. Cole has also acted as the managing director of Baird’s Technology and Services Investment Banking Group since March 2010. In that role, Mr. Cole leads merger and acquisition and capital raising transactions, advising premier tech-enabled outsourcing companies. Prior to joining Baird’s Technology Services Investment Banking Group, Mr. Cole was a manager in PricewaterhouseCoopers’ Transaction Services practice where he led mergers and acquisitions advisory and financial due diligence engagements for private equity and corporate clients including leveraged buyouts, mergers, carve-out divestitures, take-privates, and joint ventures. Brian received his M.B.A. from Indiana University’s Kelley School of Business and a Bachelor’s of Science (B.S.) in business from the same institution with honors. The board of directors believes that Mr. Cole’s substantial experience in the financial services and investment banking industries will enable him to bring strategic insights to the board of directors.

Monaz Karkaria was our chief operating officer from inception until her resignation from those roles in January 2022. In January 2022, she became a member of our board of directors. Ms. Karkaria has been investing in rental properties since 1999 and has been a part of over 100 real-estate transactions. Ms. Karkaria is the owner and founder of Ben Zen Investments LLC and Ben Zen Properties LLC since 2013. Ms. Karkaria was also a social director at ZANT, a non-profit organization from 2015 to 2017. Further, Ms. Karkaria was a business consultant in Brazil from 2006 to 2008. Ms. Karkaria holds a Bachelor’s degree from the All India Institute of Physical Medicine and Rehabilitation. The board of directors believes that Ms. Karkaria’s substantial experience in the real estate industry will enable her to bring real estate business insights to the board of directors.

Dimitrios Angelis became a member of our board of directors in April 2023. Mr. Angelis is an accomplished business strategist who brings over two decades of experience as general counsel from several multinational companies. Since July 2016, he has been the managing member of Pharma Tech Law LLC, a law firm that specializes in the life sciences field. Further, since November 2018, he has acted as the President, co-founder and chairman of the board of directors of Sparta Biomedical Inc., a privately-held developer of orthopedic solutions. Mr. Angelis has also been a member of the board of directors of The One Group (NASDAQ: STKS) since March 2018. Mr. Angelis has a Bachelor of Arts (B.A.) in Philosophy and English from Boston College, a Master of Arts (M.A.) in Behavioral Science from California State University and a Juris Doctor (J.D.) from NYU School of Law. Our board of directors believes that Mr. Angelis’ substantial experience as an accomplished attorney, negotiator and general counsel to public and private companies in the healthcare field will enable him to bring a wealth of strategic, legal and business acumen to the board of directors.

Balaji Swaminathan became a member of our board of directors in April 2023. Mr. Swaminathan is an accomplished business leader with extensive experience in financial services and entrepreneurship. Since 2018, Mr. Swaminathan has been the founder, chief executive officer and a member of the board of directors of SAIML Pte Ltd, a Singapore-based Capital Markets Services licensed company that provides personalized wealth management solutions for ultra-high net worth customers. Prior to his entrepreneurial pursuits, Mr. Swaminathan also held several key leadership roles in major financial institutions, including serving as President of Westpac International from 2012 to 2019. Mr. Swaminathan also holds multiple directorships with Singapore-based private companies in the finance industry, including S Cube Digilytics Venture Pte Ltd., Turbo Tech Ltd. and Allied Blenders and Distillers Limited since 2022; AT Holdings Pte Ltd. Since 2019; and Vibgyor Realty & Investments Private Limited since 2018. Mr. Swaminathan has a Bachelor’s of Commerce (B.C.) in Finance from St. Xavier’s College, a Finance degree from The Institute of Chartered Accountants of India, a Finance Cost & Works degree from The Institute of Cost & Works Accountants of India and an Advanced Management Program from Harvard Business School. The board of directors believes that Mr. Swaminathan substantial experience in the financial services industry as well as in positions of leadership in other companies will enable him to bring a wealth of strategic and business insights to the board of directors.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Involvement in Certain Legal Proceedings

With the exception of Giri Devanur – see “Legal Proceedings” and “India Proceeding Involving Giri Devanur” for further information on this matter – none of our directors or executive officers has, during the past ten years:

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

●	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

●	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

●	been found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Composition of Our Board of Directors

Our board of directors consists of five members, each of whom serves as a director pursuant to the board composition provisions of our Certificate of Incorporation and Bylaws.

Our Status as a Controlled Company

Mr. Giri Devanur, who owns approximately sixty five percent (65.0%) of the voting power of our outstanding common stock, will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors, as well as the overall management and direction of our company. In the event of his death, the shares of our common stock that Mr. Devanur owns will be transferred to the persons or entities that he designates.

Because Mr. Devanur controls a majority of our outstanding voting power, we are a “controlled company” under the corporate governance rules for publicly-listed companies. For so long as we remain a controlled company, we are exempt from the obligation to comply with certain Nasdaq corporate governance requirements, including:

●	our board of directors is not required to be comprised of a majority of independent directors;

●	our board of directors is not subject to the compensation committee requirement; and

●	we are not subject to the requirements that director nominees be selected either by the independent directors or a nomination committee composed solely of independent directors.

The controlled company exemptions do not apply to the audit committee requirement or the requirement for executive sessions of independent directors. We are required to disclose in our annual report that we are a controlled company and the basis for that determination. Although we do not plan to take advantage of the exemptions provided to controlled companies, we may in the future take advantage of such exemptions.

Director Independence

We intend to apply to list our common stock on the Nasdaq Capital Market. Subject to the controlled company exemption described above, the listing rules of Nasdaq generally require that a majority of the members of a listed company’s board of directors be independent. In addition, the listing rules generally require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and governance committees be independent subject to the controlled company exemptions described above, as applicable to the compensation and governance committees.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended (Exchange Act). In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors undertook a review of its composition, the composition of its committees and the independence of our directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each non-employee director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that none of our directors have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of Nasdaq and Rule 10A-3 and Rule 10C-1 under the Exchange Act. Only Monaz Karkaria and Giri Devanur are not independent under Nasdaq’s independence standards.

Board Committees

Upon the effectiveness of this registration statement, our board of directors will establish an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which will operate pursuant to a charter to be adopted by our board of directors and will be in place upon the effectiveness of this registration statement. Upon the effectiveness of this registration statement, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, Nasdaq, and SEC rules and regulations.

Audit Committee

Upon the effectiveness of this registration statement, our board of directors will establish an audit committee of the board of directors. Under the national exchange listing standards and applicable SEC rules, we are required to have at least three members of the audit committee, all of whom must be independent, subject to certain phase-in provisions. Balaji Swaminathan, Brian Cole and Dimitrios Angelis meet the independent director standard under national exchange listing standards and under Rule 10-A-3(b)(1) of the Exchange Act. Balaji Swaminathan will serve as chairman of our audit committee. Each member of the audit committee is financially literate and our board of directors has determined that Balaji Swaminathan qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

We will adopt an audit committee charter, which will detail the purpose and principal functions of the audit committee, including:

●	appoint, compensate, and oversee the work of any registered public accounting firm employed by us;

●	resolve any disagreements between management and the auditor regarding financial reporting;

●	pre-approve all auditing and non-audit services;

●	retain independent counsel, accountants, or others to advise the audit committee or assist in the conduct of an investigation;

●	seek any information it requires from employees, all of whom are directed to cooperate with the audit committee’s requests-or external parties;

●	oversee and report to the board of directors regarding the Company’s major financial risk exposures, as well as areas including cybersecurity, information technology and data security risks;

●	meet with our officers, external auditors, or outside counsel, as necessary; and

●	oversee that management has established and maintained processes to assure our compliance with all applicable laws, regulations and corporate policy.

Compensation Committee

Upon the effectiveness of this registration statement, our board of directors will establish a compensation committee of the board of directors. Balaji Swaminathan, Brian Cole and Dimitrios Angelis will serve as members of our compensation committee. Under the national exchange listing standards and applicable SEC rules, we are required to have at least two members of the compensation committee, all of whom must be independent, subject to certain phase-in provisions. Each of Balaji Swaminathan, Brian Cole and Dimitrios Angelis meet the independent director standard under national exchange listing standards applicable to members of the compensation committee.

 We will adopt a compensation committee charter, which will detail the purpose and responsibility of the compensation committee, including:

●	discharge the responsibilities relating to certain disclosures in public filings of the Company, including, but not limited to, in the Company’s proxy statement, Annual Report on Form 10-K and Quarterly Report on Form 10-Q;

●	discharge the responsibilities of the board of directors relating to compensation of our directors, executive officers and other key employees;

●	review and make recommendations to the board of directors in establishing appropriate incentive compensation and equity-based plans;

●	oversee the annual process of evaluation of the performance of our management; and

●	perform such other duties and responsibilities as enumerated in and consistent with the compensation committee’s charter.

The charter will permit the committee to retain or receive advice from a compensation consultant and will outline certain requirements to ensure the consultants independence or certain circumstances under which the consultant need not be independent. We have not retained such a consultant.

Nominating and Governance Committee

Upon the effectiveness of this registration statement, our board of directors will establish a nominating and governance committee of the board of directors that will be composed of independent directors. Balaji Swaminathan, Brian Cole and Dimitrios Angelis will serve as members of our nominating and governance. We will adopt a nominating and governance committee charter, which will detail the purpose and responsibilities of the nominating and governance committee, including:

●	assist the board of directors by identifying qualified candidates for director nominees, including through search firms to assist in identifying qualified director nominees, and to recommend to the board of directors the director nominees for the next annual meeting of stockholders;

●	establish procedures to be followed by stockholders in submitting recommendations for director candidates to the nominating and governance committee;

●	lead the board of directors and board of directors committees in their annual review of their performance;

●	recommend to the board director nominees for each committee of the board of directors; and

●	develop and recommend to the board of directors corporate governance guidelines applicable to us.

Risk Oversight

Our audit committee will be responsible for overseeing our risk management process. Our audit committee will focus on our general risk management policies and strategy, the most significant risks facing us, and oversee the implementation of risk mitigation strategies by management. Our board of directors is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.

Code of Business Conduct and Ethics

Upon the effectiveness of this registration statement, our board of directors will adopt a code of business conduct and ethics, or the “Code of Conduct,” applicable to all directors, executive officers and employees. The Code of Conduct will be available on the “Investor Relations” portion of our website at www.realpha.com. The nominating and corporate governance committee of our board of directors will be responsible for overseeing the Code of Conduct and must approve any waivers of the Code of Conduct for employees, executive officers and directors. In addition, we intend to post on our website all disclosures that are required by law or Nasdaq’s listing standards concerning any amendments to, or waivers of, any provision of the Code of Conduct.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Named Executive Officers

Our named executive officers for the years ended April 30, 2023 and 2022 were as follows:

●	Giri Devanur, Chief Executive Officer;

●	Michael J. Logozzo, Chief Financial Officer; and

●	Christine Currie, Chief Marketing Officer.

Summary Compensation Table

Prior to the consummation of the Downstream Merger (as defined above), the compensation for each of our named executive officers was paid by our previous parent company, reAlpha Tech Corp. Since March 21, 2023, the compensation of our named executive officers has been paid by the Company (f.k.a. reAlpha Asset Management, Inc.). The following table contains information about the compensation paid to or earned by each of our named executive officers during the years ended April 30, 2023 and 2022.

Name and Principal Position	Year	Salary ($)		Stock Awards ($)(1)	Bonus(2)	All other compensation ($)		Total Compensation ($)
Giri Devanur	2023	150,000		-	-	25,000	(4)	175,000
Chief Executive Officer and President	2022	100,000	(3)	-	64,500	12,500	(4)	177,000
Michael J. Logozzo	2023	140,000		597	-	-		140,597
Chief Financial Officer	2022	140,000		-	55,000	-		195,000
Christine Currie	2023	100,000		400	-	54,455	(5)	154,855
Former Chief Marketing Officer	2022	92,243		-	32,250	38,743	(5)	166,781

(1)	The value of stock awards are calculated at par value of $0.001 per share. These awards were made by the previous parent company.

(2)	2022 amounts reflect the payment of a year-end discretionary bonus earned and paid in the year ended April 30, 2022 pursuant to the named executive officer’s employment agreements. These year-end bonuses were approved by the board of directors on December 19, 2021.

(3)	Reflects the prorated amount for Mr. Devanur’s annual salary of $150,000 from September 1, 2021 until April 30, 2022.

(4)	“All other compensation” for Mr. Devanur is his compensation for services as a member of our board of directors for the year ended April 30, 2022 and 2023, respectively.

(5)	“All other compensation” for Ms. Currie comprises tuition payments for a Technology Management Master’s degree from Columbia University as part of her professional development.

Director Compensation

The following table presents the total compensation earned and paid to non-employee and employee member directors of our board of directors during the year ended April 30, 2023, which is payable quarterly. Our non-executive directors are entitled to an annual compensation of $25,000, payable in cash in quarterly installments of $6,250, plus reimbursements for reasonable travel expenses, and out-of-pocket costs incurred in attending meetings of our board of directors or events attended on behalf of the Company.

Mr. Giri Devanur, our chief executive officer, president and member of the board of directors, received a total of $12,500 for his service as a member of our board of directors during the period presented below. Mr. Devanur’s total compensation for service as an employee and as a member of our board of directors is presented under the heading “Summary Compensation Table” above.

Name	Year	Fees Earned and Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)	Total ($)
Giri Devanur	2023	25,000	-	-	25,000
Monaz Karkaria	2023	25,000	-	-	25,000
Brian Cole	2023	25,000	100	-	25,100
Brent Crawford(2)	2023	25,000	100	-	25,100
Dr. Art Langer(3)	2023	25,000	100	-	25,100

(1)	The value of stock awards are calculated at par value of $0.001 per share. These awards were made by the previous parent company.

(2)	Mr. Crawford resigned from our board of directors, effective April 1, 2023.
(3)	Dr. Langer resigned from our board of directors, effective April 1, 2023.

 Item 4. Security Ownership of Management and Certain Securityholders

The following table sets forth information regarding the beneficial ownership of our common stock by (i) each stockholder known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock, (ii) each of our directors, (iii) each of our named executive officers and (iv) all of our directors and executive officers as a group. Unless otherwise indicated, the address of each executive officer and director is c/o reAlpha Tech Corp. at 6515 Longshore Loop, Suite 100, Dublin, OH 43017. Applicable percentage ownership is based on 42,522,091 shares of common stock outstanding at August 24, 2023.

The number of shares of common stock beneficially owned by each stockholder is determined under rules issued by the SEC regarding the beneficial ownership of securities. This information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership of shares of our common stock includes (1) any shares as to which the person or entity has sole or shared voting power or investment power and (2) any shares as to which the person or entity has the right to acquire beneficial ownership within 60 days after the date hereof. Each holder’s percentage ownership after this Direct Listing is based on shares of common stock to be outstanding immediately after the consummation of this Direct Listing.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned Before Offering	Percentage of Shares Beneficially Owned After Offering
5% Stockholders
Brent Crawford(1)	2,370,995	5.6%	5.6%
Directors and Named Executive Officers
Monaz Karkaria	2,947,991	6.9%	6.9%
Brian Cole	368,499	*	*
Dimitrios Angelis	-	*	*
Balaji Swaminathan	-	*	*
Giri Devanur	27,637,410	65.0%	65.0%
Michael J. Logozzo	2,199,938	5.1%	5.1%
Christine Currie	1,473,995	3.5%	3.5%
Jorge Aldecoa	368,499	*	*
All current executive officers and directors as a group (7 persons)(2)	33,522,337	78.84%	78.84%

*	Less than one percent of outstanding shares.

(1)	Includes (i) 368,499 shares of common stock; (ii) 1,001,248 shares of common stock held by CH REAlpha Investments, LLC; and (iii) 1,001,248 shares of common stock held by CH REAlpha Investments II, LLC. Mr. Crawford has the sole voting and dispositive control over the shares held by CH REAlpha Investments, LLC and CH REAlpha Investments II, LLC.

(2)	Excludes Christine Currie, our former Chief Marketing Officer, and includes Jorge Aldecoa, our current Chief Operating Officer.

Item 5. Interest of Management and Others in Certain Transactions

Except as disclosed herein, no director, executive officer, stockholder holding at least 5% of shares of our common stock, or any family member thereof, had any material interest, direct or indirect, in any transaction, or proposed transaction since May 1, 2021, in which the amount involved in the transaction exceeds the lesser of $120,000 or one percent (1%) of the average of our total assets at the year-end for the last two completed fiscal years.

Related Party Transactions

myAlphie LLC

Effective May 17, 2023, the Company (the “Seller”) entered into a Second Amendment to an agreement (the “Second Amendment”) to finalize a transaction that was originally agreed to through a Membership Interest Purchase Agreement dated December 31, 2022 (the “Purchase Agreement”), with Turnit Holdings, LLC, an Ohio limited liability company (the “Buyer”). The Buyer is an indirect subsidiary of Crawford Hoying, which is owned and partially controlled by Brent Crawford, former chairman of the Company’s board of directors and more than 5% beneficial ownership of the Company’s common stock. CH REAlpha Investments, LLC, and CH REAlpha Investments II, LLC are also managed by Mr. Crawford. The Purchase Agreement was previously amended by a Letter Agreement dated March 11, 2023 (the “First Amendment”), which was entered into between the Buyer and Seller. The Purchase Agreement provided for the Buyer’s acquisition of all the issued and outstanding membership interests of myAlphie, LLC (the “Subsidiary”), subsequent to its conversion from a Delaware corporation to a Delaware limited liability company.

Prior to the execution of the Purchase Agreement and pursuant to the Downstream Merger, the Company held myAlphie LLC as a subsidiary, along with (a) all its technology and intellectual property, and (b) two on-demand promissory notes in the amounts of $975,000 and $4,875,000 payable to CH REAlpha Investments, LLC, and CH REAlpha Investments II, LLC, respectively (together, the “Promissory Notes”). Upon closing of the Purchase Agreement (a) the Seller sold all of its interests in myAlphie LLC, and (b) the Buyer assumed the Seller’s remaining liabilities and outstanding obligations under the Promissory Notes.

Master Service Agreement

The Company (f.k.a. reAlpha Asset Management Inc.) had a Master Service Agreement with reAlpha Tech Corp. (our previous parent company) for their patented technologies and platforms and agreed to pay reAlpha Tech Corp. a management fee of 20% of rental income, however, this agreement is no longer effective post-Downstream Merger (as defined above).

SAIML Capital Pte. Limited Joint Venture

On November 17, 2022, the Company and SAIML Capital Pte. Limited, a Singapore-based asset management firm, signed a binding term sheet to form a joint venture to invest $40.8 million in equity in rent-ready short-term rental properties. Balaji Swaminathan, who was appointed as a member of our board of directors in April 2023, is the chief executive officer and director of SAIML Capital Pte. Limited. The joint venture, once formed, would have a 51% stake held by the Company and a 49% stake held by SAIML. The joint venture planned to make up to $200 million in investments across California, Arizona, Florida, and Tennessee, leveraging reAlphaBRAIN to identify properties that meet reAlpha’s Investment Criteria pursuant to the terms and conditions of a definitive joint venture agreement to be entered into on or before January 31, 2023. When formed, the joint venture may also expand the partnership by contributing an additional $61.2 million of equity, with the potential to invest up to $500 million in rent-ready short-term rental properties through additional debt financing. As of the date hereof, the definitive joint venture agreement has not been entered into and, therefore, this joint venture has not been formed. Mr. Swaminathan received no compensation under the term sheet while it was outstanding.

Item 6. Other Information

Recent Developments

Regulation A Offering

To finance our operations, from September 21, 2021, through January 31, 2023, we issued 905,537 shares of common stock at a per share price of $10, for total cash proceeds of $9,055,370, pursuant to our Regulation A offering. As noted, this offering concluded on January 31, 2023. These shares of common stock were issued in reliance on the exemption provided by Regulation A under the Securities Act. Holders of common stock who invested in this Regulation A offering are entitled to certain free stays in our short-term rental properties, subject to certain limitations.

reAlpha Acquisitions Churchill, LLC

reAlpha Acquisitions Churchill, LLC, a wholly-owned subsidiary of the Company was formed on May 17, 2022, to hold the properties acquired utilizing financing provided by Churchill Finance I, LLC. reAlpha Acquisitions Churchill, LLC, executed a master credit facility worth up to $200 million on August 18, 2022. This credit facility allows a loan-to-cost ratio of up to 80% and is at a fixed rate of 12%. Access to this credit facility will allow us to acquire properties with the intention of utilizing them as short-term rental properties.

reAlpha Realty, LLC

Realpha Realty, LLC, formed on September 12, 2021, is a Florida Limited Liability Company whose principal office is located at 3350 SW 148th Ave Suite 110, Miramar FL 33027. The Company is the sole member and Jorge Aldecoa is the registered manager. The entity operates as a registered Florida brokerage whereby Jorge Aldecoa is the registered broker (License number BK3326044). The registered license number of the Florida brokerage is CQ1066329. reAlpha Realty, LLC is a member of the Miami Association of Realtors.

Tree Houses Partnership

In July 2022, we signed a partnership with Free Spirit Spheres, a developer of tree houses that can be used for short-term rental. We intend to utilize this partnership for the development of tree houses in the United States for short-term rental to allow guests unique experiences consistent with our brand development strategy.

SAIML Capital Pte. Limited Joint Venture

On November 17, 2022, the Company (f/k/a reAlpha Asset Management, Inc.) and SAIML Capital Pte. Limited, a Singapore-based asset management firm, signed a binding term sheet to form a joint venture to invest $40.8 million in equity in rent-ready short-term rental properties. Balaji Swaminathan, who was appointed as a member of our board of directors in April 2023, is the chief executive officer and director of SAIML Capital Pte. Limited. The joint venture, once formed, would have a 51% stake held by the Company and a 49% stake held by SAIML. The joint venture planned to make up to $200 million in investments across California, Arizona, Florida, and Tennessee, leveraging reAlphaBRAIN to identify properties that meet its investment criteria pursuant to the terms and conditions of a definitive joint venture agreement to be entered into on or before January 31, 2023. When formed, this joint venture may also expand its partnership by contributing an additional $61.2 million of equity, with the potential to invest up to $500 million in rent-ready short-term rental properties through additional debt financing. As of the date hereof, the definitive joint venture agreement has not been entered into and, therefore, this joint venture has not been formed. Mr. Swaminathan received no compensation under the term sheet while it was outstanding.

GEM Global Yield LLC Capital Commitment

On December 1, 2022, the Company entered into an agreement with GEM Global Yield LLC SCS (“GEM”) a Luxembourg-based private alternative investment group, for a $100 million capital commitment, which includes a share subscription facility of up to $100 million for a 36-month term following a public listing by reAlpha Tech Corp. (the “GEM Agreement”). The Company will have control in terms of timing and, within certain limits, the maximum amount of each individual drawdown. There is no minimum drawdown obligation.

Pursuant to the GEM Agreement, the Company can issue a Drawdown Notice (“Drawdown Notice”) at any time (the “Draw Down”) for a specified Draw Down amount, subject to certain conditions, which will trigger the commencement of a Pricing Period (“Pricing Period”). The Pricing Period will last for the following thirty (30) consecutive trading days, and the Draw Down will close on the first trading day following the end of the Pricing Period. GEM will honor Drawdown Notices from the Company based upon a per-share subscription price equal to ninety percent (90%) of the average closing bid price during the Pricing Period (“Purchase Price”). The GEM Agreement also provides that there may only be one Draw Down allowed in each Pricing Period, and that each Draw Down is settled on the first trading day after the end of each Pricing Period. Each Draw Down automatically expires immediately after the last trading day of each Pricing Period.

As a condition to the exercise of any Draw Down, the Company has to: (i) provide notice to the purchaser(s) of the Company’s exercise of any Draw Down before the commencement after the first trading day of the Draw Down covered in such notice; and (ii) deliver the shares of common stock to the purchaser(s) via DWAC, if applicable, in the amount equal to the Draw Down amount requested.

If ninety percent (90%) of the closing bid price on a given Pricing Period is less than the threshold price (or floor price) set by the Company (the “Threshold Price”), then the Investor’s payment obligation under the DrawDown will be reduced by 1/30th, and the closing bid price for that day will not be factored into the Purchase Price calculation. The Threshold Price will be set prior to using this facility. For each Draw Down, the Company may issue a Drawdown Notice for up to four hundred percent (400%) of the average daily trading volume for the Pricing Period.

First Syndication of the Jasmine property

On March 3, 2023, we opened our first Regulation CF offering listed under reAlpha 612 Jasmine Lane Inc., a reAlpha subsidiary (also referred to herein as “Jasmine Holdco”) through the web version of our reAlpha App (A.K.A. Initial Property Offering™ platform), whereby we offered to investors the opportunity to buy equity interests in our property located 612 Jasmine Lane, Davenport, FL 33897. Currently, the property is held by reAlpha Acquisitions WF LLC, a wholly owned subsidiary of reAlpha. Upon successful completion of the offering, the property will be transferred to Jasmine Holdco. The minimum offering amount is $388,639 and the maximum is $614,036.50, inclusive of investor payment processing fees. The minimum investment is $500 plus the 2.5% investor transaction fee. We terminated this Regulation CF on June 30, 2023, and as a result, the $330,030 we had raised in this exempt offering was withdrawn from escrow and returned in full to investors. After the effectiveness of this Registration Statement, we will no longer be able to conduct Regulation CF offerings per Rule 227.100(b)(2) of Regulation CF.

reAlpha Asset Management Inc. merges with reAlpha Tech Corp.

On March 21, 2023 (the “Effective Time”), reAlpha Tech Corp. (the “Parent”), merged with and into reAlpha Asset Management, Inc. (the “Subsidiary”), pursuant to a short-form merger in accordance with Section 253 of the Delaware General Corporate Law (“DGCL”) (the “Downstream Merger”), with the Subsidiary surviving the Merger (the “Surviving Corporation”). This Downstream Merger has resulted in reAlpha Asset Management, Inc. gaining access to all of the technologies and intellectual property owned by reAlpha Tech Corp.

Prior to the Downstream Merger, the Parent owned more than 90% of the issued and outstanding shares of common stock of the Subsidiary. As of the Effective Time, by virtue of the Downstream Merger and without any action on the part of the Parent, Subsidiary or Surviving Corporation, each share of the Subsidiary’s common stock issued and outstanding immediately prior to the Effective Time (other than shares of the Subsidiary common stock that were canceled, as described below) were automatically converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation. Further, each share of the Subsidiary’s common stock issued and outstanding immediately prior to the Effective Time that was held by the Parent or the Subsidiary (as treasury stock or otherwise) was automatically canceled and returned to the status of authorized but unissued shares of the Subsidiary. And, lastly, as of the Effective Time, all of the shares of common stock of the Parent issued and outstanding immediately prior to the consummation of the Merger were automatically converted into a number of shares of common stock of the Surviving Corporation, prorated for the number of shares of the Subsidiary’s common stock held by the Parent at such time.

The Downstream Merger has resulted in the Company gaining ownership of a 25% stake in Naamche Inc., an artificial intelligence (“AI”) studio, a 25% stake in Carthagos Inc., a design and branding studio and a 96.67% stake in reAlpha Techcorp India Private Limited. Naamche, Inc. has assisted us in researching and developing our proprietary algorithms and other technologies. Carthagos Inc. is assisting the Company with marketing activities. reAlpha Techcorp India Private Limited is a subsidiary that provides business support services for finance, marketing and technology.

This acquisition is expected to enhance our technological capabilities, broaden our portfolio of services, and contribute towards cost savings, positioning for growth and success in the future.

The Downstream Merger is significant as it will enable us to further enhance our offerings and provide customers with a broader range of AI solutions. With access to reAlpha Tech Corp’s advanced technologies and intellectual property, we can now offer more comprehensive solutions that cater to a wider range of industries and use cases.

reAlpha Asset Management Inc. is renamed to reAlpha Tech Corp.

In connection with the Downstream Merger, on March 21, 2023, we changed our name to reAlpha Tech Corp. The name change reflects the Company’s evolution and expansion beyond asset management into broader areas of financial technology and innovation.

The name change to reAlpha Tech Corp. is a strategic move that reflects the Company’s broader focus on delivering cutting-edge solutions across a wider range of property management and financial services. The Company’s new name highlights its commitment to leveraging advanced technologies, including AI and machine learning, to deliver innovative solutions to clients.

Rhove Acquisition

On March 24, 2023, the Company acquired Rhove (as defined above), a leading provider of real estate technology solutions. The Rhove acquisition included technology developed for the purpose of syndicating real estate properties for investment by retail and institutional investors (the “Syndication Platform”). Pursuant to the Stock Purchase Agreement entered into in connection with the Rhove acquisition (the “Stock Purchase Agreement”) among the Company, Rhove and certain investor sellers in Rhove (the “Sellers”), we acquired all the intellectual property related to the Syndication Platform and other related intangible property and proprietary information of Rhove.

The purchase price under the Stock Purchase Agreement for the Rhove acquisition included: (1) payment to Silicon Valley Bridge Bank, N.A. (“SVBB”), of $25,000 in cash and the issuance of 49,029 shares of our common stock (collectively the “SVBB Consideration”), (2) 1,263,000 shares of our common stock for Sellers and the issuance of option letters to Sellers (on a pro rata basis) to purchase in aggregate 1,263,000 shares of our common stock for $10.00 per share with an expiration date of two years from the date of issuance; and (3) payment of certain transaction expenses of Rhove totaling $50,000.

As part of the transaction, Rhove’s major investor, Drive Capital and certain of its funds, became stockholders of reAlpha. As of the date of acquisition, Rhove has over 5,000 users that will join the reAlpha ecosystem. As part of the transaction, Calvin Cooper, the chief executive officer of Rhove joined us in an advisory role. Greg Miller, the former chief technology officer of Rhove, also joined us in an advisory role after the completion of the transaction.

Rhove’s Syndication Platform enables us to offer a more seamless and efficient real estate investment experience to Syndicate Members. It processes and handles investment in a property offering internally without the use of a white-label technology. The Syndication Platform includes Rhove’s SEC-qualified Regulation A filing for offering membership interests in Syndication LLCs. When fully integrated with reAlpha’s platform, among other improvements, it will streamline the investment process and make the interface more user friendly. Further, it will allow us to offer unique features such as the ability to earn rent rewards. The integration of the reAlpha and Rhove platforms is expected to be completed by the end of the third quarter of 2023.

Board of Director Changes

Effective April 1, 2023, Brent Crawford resigned as our Chairman of the Board of Directors. Mr. Crawford’s decision to resign was not a result of a disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Effective April 1, 2023, Art Langer resigned as our Chairman of the Board of Directors. Mr. Langer’s decision to resign was not a result of a disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Effective April 1, 2023, Dimitrios Angelis became a member of our board of directors. Our board of directors believes that Mr. Angelis’ substantial experience as an accomplished attorney, negotiator and general counsel to public and private companies in the healthcare field will enable him to bring a wealth of strategic, legal and business acumen to the board of directors.

Effective April 1, 2023, Balaji Swaminathan became a member of our board of directors. Mr. Swaminathan has a Bachelor’s of Commerce (B.C.) in Finance from St. Xavier’s College, a Finance degree from The Institute of Chartered Accountants of India, a Finance Cost & Works degree from The Institute of Cost & Works Accountants of India and an Advanced Management Program from Harvard Business School. With his extensive experience and knowledge in the financial services industry, the board of directors believes that Mr. Swaminathan will be a valuable asset to our Company.

Management Changes

On April 11, 2023, the Company entered into an employment agreement with Jorge Aldecoa to act as the Company’s Chief Operating Officer, replacing Michael J. Logozzo as interim chief operating officer. Pursuant to Mr. Aldecoa’s employment agreement, he will serve as the Company’s chief operating officer until his agreement is terminated by either Mr. Aldecoa or the Company, and he will receive a yearly salary of $200,000 for the fiscal year ended April 30, 2023 and a prorated amount of such base salary for the year ended April 30, 2022.

Mr. Aldecoa’s employment agreement also provides for a base salary adjustment to $215,000 upon a successful follow-on offering of the Company’s securities for an amount of $8 million or more, subject to the compensation committee’s approval. Further, Mr. Aldecoa is entitled to additional compensation in the form of a discretionary bonus of up to $50,000 based on the achievement of certain established performance targets, which is payable annually, and certain benefits such as unlimited vacation, health insurance and others. Further, Mr. Aldecoa is eligible to participate in the Plan (as defined below). Mr. Aldecoa or the Company may terminate the employment agreement at any time upon written notice to the other party. Mr. Aldecoa’s employment agreement has a confidentiality provision and a non-compete for a period of two (2) years following the termination of his employment.

On May 5, 2023, Christine Currie notified the Company of her decision to resign as chief marketing officer of the Company, effective as of May 7, 2023. Ms. Currie’s resignation is not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. The Company’s marketing team will temporarily report to Jorge Aldecoa, chief operating officer of the Company, in accordance with the bylaws of the Company. At this time, the Company is deciding whether Ms. Currie’s successor or a different role will be needed.

Sale of myAlphie LLC

Effective May 17, 2023, the Company (the “Seller”) entered into a Second Amendment to an agreement (the “Second Amendment”) to finalize a transaction that was originally agreed to through a Membership Interest Purchase Agreement dated December 31, 2022 (the “Purchase Agreement”), with Turnit Holdings, LLC, an Ohio limited liability company (the “Buyer”). The Buyer is an indirect subsidiary of Crawford Hoying, which is owned and partially controlled by Brent Crawford, former chairman of the Company’s board of directors. CH REAlpha Investments, LLC, and CH REAlpha Investments II, LLC are also managed by Mr. Crawford. The Purchase Agreement was previously amended by a Letter Agreement dated March 11, 2023 (the “First Amendment”), which was entered into between the Buyer and Seller. The Purchase Agreement provided for the Buyer’s acquisition of all the issued and outstanding membership interests of myAlphie, LLC (the “Subsidiary”).

Prior to the execution of the Purchase Agreement and pursuant to the Downstream Merger, the Company held myAlphie LLC as a subsidiary, along with (a) all its technology and intellectual property, and (b) two on-demand promissory notes in the amounts of $975,000 and $4,875,000 payable to CH REAlpha Investments, LLC, and CH REAlpha Investments II, LLC, respectively (together, the “Promissory Notes”). Upon closing of the Purchase Agreement (a) the Seller sold all of its interests in myAlphie LLC, and (b) the Buyer assumed the Seller’s remaining liabilities and outstanding obligations under the Promissory Notes.

Malpractice Lawsuit

On May 8, 2023, the Company filed a malpractice lawsuit with the United States District Court for the Southern District of Ohio, Eastern Division, against Buchanan, Ingersoll & Rooney, PC (“Buchanan”), Rajiv Khanna (“Khanna”) and Brian S. North (“North,” together with Buchanan and Khanna, the “Buchanan Legal Counsel”). The complaint alleges that the Buchanan Legal Counsel failed to provide proper and timely legal advice during the Company’s Tier 2 Regulation A offering, resulting in late Blue Sky notice filings with all required states prior to the Company offering and selling securities in those states. As a result, the Company was subject to a number of inquiries, investigations, and subpoenas by the various states, incurring significant legal fees and fines, lost opportunity due to pausing its Regulation A campaign, in addition to the loss of a $20 million institutional investment. The Company is seeking the forfeit of all legal fees associated with this matter, the award of legal fees to bring this matter to action, and further legal and equitable relief as the Court deems just and proper.

For additional information on recent developments, please see the discussion in “Legal Proceedings” above.

Item 7. Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders’

reAlpha Tech Corp. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of reAlpha Tech Corp. (f.k.a. reAlpha Asset Management, Inc.) (the “Company”) and Subsidiaries as of April 30, 2023 and 2022, the related consolidated statements of operations, shareholders’ equity (deficit), and cash flows for the years then ended, and related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at April 30, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

We did not audit the April 30, 2022 financial statements of reAlpha Tech Corp, the stand-alone parent Company, which statements reflect total assets and revenues constituting 18 percent and 25 percent, respectively, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for reAlpha Tech Corp., is based solely on the report of the other auditors.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has experienced recurring losses from operations and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GBQ Partners LLC

We have served as the Company’s auditor since 2021

Columbus, Ohio

August 7, 2023

REALPHA TECH CORP. (F.K.A. REALPHA ASSET MANAGEMENT, INC) AND SUBSIDIARIES

Consolidated Balance Sheets

April 30, 2023 and 2022

	2023($)	2022($)
ASSETS

Current Assets
Cash	1,256,868	2,072,090
Restricted cash	-	23,311
Accounts receivable	68,120	133,816
Receivable from related parties	20,874	-
Prepaid expenses	3,061,196	111,944
Other current assets	250,680	14,897
Total current assets	4,657,738	2,356,058

Property and Equipment, at cost
Property and equipment, net	2,185,992	3,816,149

Other Assets
Investments	115,000	115,000
Goodwill	5,135,894	-
Capitalized software development costs - work in progress	8,998,755	599,459

TOTAL ASSETS	21,093,379	6,886,666

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)

Current Liabilities
Accounts payable	412,948	81,377
Settling subscriptions, net of offering costs	-	3,773,097
Mortgage note payable, current portion	1,222,000	2,229,162
Notes payable	5,850,000	6,000,000
Accrued expenses	195,299	121,362
Total current liabilities	7,680,247	12,204,998

Long-Term Liabilities
Mortgage note payable, net of current portion	247,000	-
Total liabilities	7,927,247	12,204,998

Shareholders’ Equity (Deficit)
Common stock	42,523	40,010
Additional paid-in capital	24,804,334	509,990
Accumulated deficit	(11,683,338)	(5,881,929)
Total shareholders’ equity (deficit) of reAlpha Tech Corp.	13,163,519	(5,331,929)

Non-controlling interests in consolidated entities	2,613	13,597
Total shareholders’ equity (deficit)	13,166,132	(5,318,332)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	21,093,379	6,886,666

The accompanying notes are an integral part of these consolidated financial statements.

REALPHA TECH CORP. (F.K.A. REALPHA ASSET MANAGEMENT, INC) AND SUBSIDIARIES

Consolidated Statements of Operations

For the Years Ended April 30, 2023 and 2022 (audited)

	2023($)	2022($)

Revenues	419,412	305,377

Cost of revenues	293,204	167,193

Gross Profit	126,208	138,184

Operating Expenses
Wages, benefits and payroll taxes	1,114,403	1,177,110
Repairs & maintenance	24,794	47,601
Utilities	32,456	49,058
Dues & subscriptions	98,309	105,047
Marketing & advertising	2,002,884	2,569,730
Professional & legal fees	1,483,889	712,322
Depreciation & amortization	157,802	151,478
Other operating expenses	160,050	154,780
Total operating expenses	5,074,587	4,967,126

Operating Loss	(4,948,379)	(4,828,942)

Other Income (Expense)
Interest income	-	147
Other income	53,093	34,853
Interest expense	(169,776)	(177,273)
Other expense	(387,321)	(420,797)
Total other income (expense)	(504,004)	(563,070)

Comprehensive Net Loss	(5,452,383)	(5,392,012)

Less: Net Income (Loss) Attributable to Non-Controlling Interests	726	(12,642)

Net Loss Attributable to Controlling Interests	(5,453,109)	(5,379,370)

Net earnings per share — basic	(0.13)	NA

Net earnings per share — diluted	(0.13)	NA

Weighted-average outstanding shares — basic	40,439,190	NA

Weighted-average outstanding shares — diluted	40,439,190	NA

Note:

1.	Earnings per share information has not been presented for periods prior to the Business Combination (as defined in Note 1, Description of Business), as it resulted in values that would not be meaningful to the users of these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

REALPHA TECH CORP. (F.K.A. REALPHA ASSET MANAGEMENT, INC) AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

For the Years Ended April 30, 2023 and 2022 (audited)

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	ReAlpha Tech Corp. and Subsidiaries Equity	Non- Controlling Interest	Total Shareholders’ Equity
Balance at April 30, 2021	$8,624	$92,500	$(153,683)	$(52,559)	$24,929	$(27,630)
Net loss	-	-	(5,379,370)	(5,379,370)	(12,642)	(5,392,012)
Shares issued through Reg A offering	10	99,990	-	100,000	-	100,000
RTC India	-		-	-	1,310	1,310
Balance at April 30, 2022	$8,634	$192,490	(5,533,053)	$(5,331,929)	13,597	$(5,318,332)
Net loss	-	-	(5,453,109)	(5,453,109)	726	(5,452,383)
Shares issued through Reg A offering	896	8,954,474	-	8,955,370	-	8,955,370
Reg A offering costs	-	(777,466)	-	(777,466)	-	(777,466)
Distribution to syndicate Members	-	(46,587)	-	(46,587)	(12,351)	(58,938)
Shares issued for acquisition of Rhove	1,312	13,118,938	-	13,120,250	-	13,120,250
Shares issued for services	305	3,044,985	-	3,045,290	-	3,045,290
Shares issued in former parent	543	149,457	-	150,000	-	150,000
reAlpha Tech Corp reorganisation	-	-	(350,000)	(350,000)	-	(350,000)
RTC India - Non controlling interest	-	-	-	-	641	641
Cancellation of shares in the former parent	(9,167)	(241,957)	-	(251,124)	-	(251,124)
Recapitalization of shares	40,000	410,000	-	450,000	-	450,000
Downstream merger transaction	-	(697,175)	-	(697,175)	-	(697,175)

Balance at April 30, 2023	$42,523	24,107,159	(10,986,162)	$13,163,520	2,613	13,166,132

The accompanying notes are an integral part of these consolidated financial statements.

REALPHA TECH CORP. (F.K.A. REALPHA ASSET MANAGEMENT, INC) AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the Year Ended April 30, 2023 and for the Period April 30, 2022 (audited)

	2023($)	2022($)
Cash Flows from Operating Activities:
Net loss	(5,452,383)	(5,392,012)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	157,802	151,478
Gain or (loss) on sale of properties	(22,817)	(34,853)
Changes in operating assets and liabilities:
Accounts receivable	65,696	(133,816)
Receivable from related parties	(20,874)	-
Prepaid expenses	96,038	-
Other current assets	(81,689)	(116,754)
Accounts payable	235,434	81,377
Accrued expenses	60,741	67,774
Total adjustments	490,329	15,206
Net cash used in operating activities	(4,962,054)	(5,376,806)

Cash Flows from Investing Activities:
Proceeds from sale of properties	1,539,997	1,691,644
Additions to Property, Plant & Equipment	19,721	(4,386,691)
Other investment	-	(115,000)
Cash paid to acquire business	(25,000)	-
Capitalized software development costs - work in progress	(452,451)	(597,676)
Net cash used in investing activities	1,082,267	(3,407,723)

Cash Flows from Financing Activities:
Proceeds from issuance of long-term debt, net	247,000	7,923,351
Payments of long-term debt	(1,071,709)	(1,420,987)
Deferred financing costs	-	(92,288)
Proceeds from issuance of common stock - Reg A	4,282,274	98,253
Settling subscription issuance of comment stock contributions	-	4,273,098
Offering costs paid on issuance of common stock	(416,312)	(500,000)

Net cash provided by financing activities	3,041,253	10,281,427

Net increase/(decrease) in cash	(838,534)	1,496,898

Cash - Beginning of Period	2,095,402	598,504

Cash - End of Period	1,256,868	2,095,402

Reconciliation of Cash and Restricted Cash
Cash	1,256,868	2,072,091
Restricted cash	-	23,311
Total cash and restricted cash	1,256,868	2,095,402

The accompanying notes are an integral part of these consolidated financial statements.

reAlpha Tech Corp.

Notes to Audited Consolidated Financial Statements

Note 1 - Organization and Description of Business

ReAlpha Tech Corp. and Subsidiaries (we, us, our, the “Company” or the “Registrant”) was initially incorporated with the name reAlpha Asset Management, Inc. in the State of Delaware on April 22, 2021. The Company is primarily engaged in the business of purchasing and managing real estate through the use of technology, and other allied means for the benefit of the Company’s members and shareholders.

On March 21, 2023, reAlpha Tech Corp (the Parent) merged with reAlpha Asset Management, Inc. (the Subsidiary) in a short-form merger in accordance with Section 253 of the Delaware General Corporate Law (“DGCL”) (the “Downstream Merger”), resulting in reAlpha Asset Management, Inc. becoming the surviving corporation and gaining access to reAlpha Tech Corp.’s technology and intellectual property. Prior to the merger, the Parent owned over 90% of the Subsidiary’s shares. The merger enables reAlpha Asset Management, Inc. to provide customers with a broader range of AI (Artificial Intelligence) solutions for various industries. Following the merger, reAlpha Asset Management, Inc. changed its name to reAlpha Tech Corp. As the former reAlpha Tech Corp shareholders owned a majority of the common stock of reAlpha Asset Management, Inc. the downstream merger is deemed a common control transaction.

Transactions between entities under common control are accounted for in a manner similar to the pooling of-interest method.  Thus, the financial statements of the commonly controlled entities would be consolidated, retrospectively, as if the transaction had occurred at the beginning of the period. As a result, the assets and liabilities and the historical operations reflected in the Company’s financial statements are those of reAlpha Tech Corp and subsidiaries and reAlpha Asset Management, Inc. recorded at historical cost basis. The historical shareholders’ equity of the accounting acquirer prior to the merger is retroactively reclassified for the equivalent number of shares received in the merger after giving effect to any difference in par value of the company’s and the accounting acquirer’s stock by an offset in paid-in capital.

On March 24, 2023, the Company acquired Roost Enterprises, Inc. (“Rhove”), a leading provider of real estate technology solutions. The Rhove acquisition includes technology developed for the purpose of syndicating real estate properties for investment by retail and institutional investors (the “Syndication Platform”). Pursuant to the Stock Purchase Agreement entered into in connection with the Rhove acquisition (the “Stock Purchase Agreement”) among the Company, Rhove, and certain investor sellers in Rhove (the “Sellers”), we acquired all the intellectual property related to the Syndication Platform and other related intangible property and proprietary information of Rhove. See Note 5 for further discussion of this acquisition.

The Company’s main office is located at 6515, Longshore Loop, Suite 100 — Dublin, OH 43017. The Company has elected April 30th as its year-end.

Note 2 - Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

This summary of significant accounting policies is presented to assist in understanding the Company’s financial statements. These accounting policies conform to accounting principles, generally accepted in the United States of America, and have been consistently applied in the preparation of financial statements. The financial statements include the operations, assets, and liabilities of the Company. In the opinion of the Company’s management, the accompanying consolidated financial statements contain all adjustments, consisting of normal recurring accruals, necessary to fairly present the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In the opinion of management, all adjustments necessary in order to make the financial statements not misleading have been included. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

The Company had a restricted cash balance of $23,311, deposits held as compensating balances, or cash segregated in compliance with federal or other regulations as of April 30, 2022, and $0 as of April 30, 2023.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to a significant concentration of credit risk primarily consist of cash, cash equivalents, and accounts receivable. As of April 30, 2023, and 2022, the Company’s cash was held by financial institutions that management believes have acceptable credit. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. Accounts receivable are typically unsecured. The risk with respect to accounts receivable is mitigated by regular credit evaluations that the Company performs on its distribution partners and its ongoing monitoring of outstanding balances.

Business Combinations

The Company includes the results of operations of the businesses that are acquired as of the acquisition date. The Company allocates the purchase price of the acquisitions to the assets acquired and liabilities assumed based on their estimated fair values. The excess of the purchase price over the fair values of identifiable assets and liabilities is recorded as goodwill. Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of related asset. Real estate assets are carried at cost. Depreciation is calculated on the straight-line method over the estimated lives of the assets (27.5 years for residential rental property, 5 years for furniture and fixtures and 3 years for furnishings). Major additions and betterments are capitalized and depreciated. Maintenance and repairs, which do not improve or extend the estimated useful lives, are expensed as incurred. Upon disposal of assets, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss resulting from the disposal is recorded in the period of disposition in the accompanying statement of operations.

Investments

The Company holds 25% of the equity in each of the two privately held entities, Naamche Inc. & Carthagos. Inc. However, the Company does not have any significant control or influence over the financial and operating policies. As these equity instruments do not have readily determinable fair values, they have been measured using the measurement alternative, cost-less impairment. The carrying amount for these instruments would be subsequently adjusted for observable price changes, or prices in orderly transactions for an identical investment or similar investment of the same issuer. In addition, these investments are periodically evaluated for impairment. The investments are classified as other long-term assets on the Company’s Consolidated Balance Sheets and the Company has not recorded any adjustments to the carrying value of investments in the fiscal year ended April 30, 2023 and 2022.

Capitalized Software Development Costs

The Company follows Accounting Standards Codification (ASC) 350, “Internal-Use Software,” to assess the capitalization of software development costs, such as those incurred during the application development stage, including coding, testing, and development of software functionality which are eligible for capitalization. Such costs encompass direct labor, third-party services, and other directly attributable expenses. As of April 30, 2023, the software under development has not reached the stage of being substantially complete and ready for its intended use. Consequently, the Company continues to capitalize costs related to the application development stage in accordance with ASC 350.

Amortization of capitalized software development costs commences when the software is placed in service and is available for its intended use. The capitalized costs are amortized over the software’s estimated useful life, which is determined based on factors such as expected future benefits and the rate of technological change.

The fair value of software acquired in a business combination is determined using the discounted cash flow (DCF) method as per ASC 820 “Fair Value Measurements and Disclosures”, requiring the consideration of significant inputs and assumptions, such as projected cash flows, expected growth rates, discount rates, and other relevant market data. The Company exercises judgment in selecting appropriate inputs, taking into account historical performance, market conditions, and the technological characteristics of the software.

Goodwill

The Company accounts for goodwill in accordance with ASC 350 Intangibles-Goodwill and Other. ASC 350 requires that goodwill with indefinite useful lives no longer be amortized but instead be evaluated for impairment at least annually. In accordance with ASC 350, goodwill is allocated to reporting units. On an annual basis and more frequently based on triggering events, as of April 30 of each year, management reviews goodwill for impairment by first assessing qualitative factors to determine whether the existence of events or circumstances makes it more likely than not that the fair value of a reporting unit is less than it carrying amount. If it is determined that it is more likely than not that the fair value of a reporting unit is less than it carrying amount, goodwill is further tested for impairment by comparing the carrying amount to the estimated fair value of its reporting units, determined using externally quoted prices (if available) or a discounted cash flow model and, when deemed necessary, a market approach. Goodwill impairment, if any, is measured as the amount by which a reporting unit’s carrying amount exceeds its fair value.

Application of goodwill impairment tests requires significant management judgment, including the identification of reporting units, assigning assets, liabilities and goodwill to reporting units and determination of fair value of each reporting unit. Judgment applied when performing the qualitative analysis includes consideration of macroeconomic, industry and market conditions, overall financial performance of the reporting unit, composition, personnel or strategy changes affecting the reporting unit and recoverability of asset groups within a reporting unit. Judgments applied when performing the quantitative analysis includes estimating future cash flows, determining appropriate discount rates, and making other assumptions. Changes in these judgments, estimates and assumptions could materially affect the determination of fair value for each reporting unit. (Refer to Note 5 for more details)

Long-lived Assets, Intangible Assets, and Goodwill Impairment

While changes in circumstances requiring a goodwill impairment test have not been identified for the year ended April 30, 2023. The Company will continue to monitor circumstances, such as disposition activity or changes in forecasted cash flows in future periods. If the fair value of the Company’s reporting unit declines below the carrying value in the future, goodwill impairment charges may be incurred.

Credit Facilities

In May 2022, the reAlpha Acquisitions Churchill, LLC a wholly-owned subsidiary of reAlpha Tech Corp. entered into a credit agreement with Churchill Finance I, LLC, securing a credit facility of $200 million. The primary purpose of this credit facility is to finance short-term rental acquisitions. The facility provides the company with increased financial flexibility to pursue strategic opportunities in the real estate market.

Management anticipates utilizing the credit facility to expand the company’s portfolio of rental properties. By leveraging this credit facility, the company aims to capitalize on attractive investment prospects while adhering to its prudent financial management principles.

The terms and conditions of the credit agreement with Churchill Finance I, LLC have been evaluated by management, and the interest rates and repayment terms are considered competitive and favorable to the company’s financial interests.

Revenue Recognition

Revenues consist of short-term rentals and technology platform booking income. Short-term rental revenues include revenues from the rental of properties via Airbnb, Vacasa, and such digital hospitality platforms. Technology Platform Revenue includes revenues from bookings made on our technology platform towards painting and cleaning of properties.

As we are responsible for services rendered by the technology platform, fees charged to end-users are also included in revenue, while payments to Vendors in exchange for their services are recognized in the cost of revenue, exclusive of depreciation and amortization.

Revenues are recognized in accordance with Topic 606 of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) for revenue recognition. The Company recognizes revenues in a manner to depict the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. The Company considers revenue realized or realizable and earned when all the five following criteria are met: (1) identification of the contract with a customer, (2) identification of the performance obligations in the contract, (3) determination of the transaction price, (4) allocation of the transaction price to the performance obligations in the contract, and (5) recognition of revenue when (or as) performance obligations are satisfied. (Refer to Note 6 for more details)

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company recognizes deferred tax assets to the extent that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations.

If it is determined that the Company would be able to realize the deferred tax assets in the future in excess of their net recorded amount, an adjustment would be made to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) it is determined whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company recognizes and interest and penalties, if any, with income tax expense in the accompanying statement of operations.

Earnings (Loss) Per Share

The Company computes basic and diluted earnings (loss) per share in accordance with ASC Topic 260, Earnings per Share. Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the reporting period. Diluted earnings (loss) per share reflects the potential dilution that could occur if other commitments to issue common stock were exercised or equity awards vest resulting in the issuance of common stock that could share in the earnings of the Company.

Fair Value of Financial Instruments

The Company’s balance sheet includes certain financial instruments. The carrying amounts of financial instruments approximate their fair value because of the relatively short period of time between the origination of these instruments and their expected realization.

Marketing and Advertising costs

Advertising and marketing costs are expensed as incurred. Advertising and marketing costs were $2,002,884 and $2,569,730 for the years ended April 30, 2023, and 2022, respectively.

Recently Issued Accounting Pronouncements

Consistent with the treatment for emerging growth companies under the Jumpstart Our Business Startups (JOBS) Act, the Company has elected to delay the implementation of new accounting standards to the extent such standards provide for delayed implementation by non-public business entities.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” ASU 2016-13 requires that entities use a new forward-looking “expected loss” model that generally will result in the earlier recognition of allowance for credit losses. The measurement of expected credit losses is based on historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. ASU No. 2016-13 is effective for annual reporting periods, including interim reporting periods within those periods, beginning after December 15, 2022. The Company is currently evaluating the potential impact this standard may have on the financial statements.

Reclassification of Prior Year Presentation

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

Note 3 - Going Concern

The Company’s consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company commenced operations on April 22, 2021, and has not yet realized its planned operations. The Company is dependent upon additional capital resources for the full commencement of its planned operations and is subject to significant risks and uncertainties, including failing to secure funding to commence the Company’s planned operations or failing to profitably operate the business.

Management believes that the Company will continue to incur losses for the foreseeable future and will need equity or debt financing to sustain its operations until it can generate additional revenues and achieve profitability and positive cash flows. The ability to continue as a going concern is dependent upon the Company generating profitable operations in the future and/or obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Management intends to finance operating costs over the next twelve months with existing cash on hand, loans and proceeds from the issuance of its stock.

Management has determined that these matters, among others, raise substantial doubt about the Company’s ability to continue as a going concern for a period of at least one year from the date these financial statements are issued. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 4 - Income Taxes

The Company has not recognized an income tax benefit for its operating losses generated based on uncertainties concerning its ability to generate taxable income in future periods. The tax benefits for the periods presented are offset by a valuation allowance established against deferred tax assets arising from the net operating losses, the realization of which could not be considered more likely than not. In future periods, tax benefits and related deferred tax assets will be recognized when management considers the realization of such amounts to be more likely than not.

Note 5 - Business Combinations

On March 24, 2023, we acquired all of the assets of Roost Enterprises, Inc. (“Rhove”). The acquisition was made to expand our market share in the real estate category and capitalize on the synergies of product lines and services between the Companies.

The acquisition of Roost Enterprises, Inc., a real estate technology solutions provider, includes Rhove’s Syndication Platform and related intellectual property. The purchase price involved a $25,000 cash payment, 49,029 common stock shares to Silicon Valley Bank (“SVBB”), 1,263,000 shares to the common stockholders of Rhove, and the option for the same stockholders to purchase 1,263,000 shares at the fair value of $10 per share. Drive Capital and its funds became investors of reAlpha, and Rhove’s CEO, Calvin Cooper, and Rhove’s CTO, Greg Miller, both joined reAlpha in advisory roles.

We estimated fair values on March 24, 2023, for the preliminary allocation of consideration to the net tangible and intangible assets acquired and liabilities assumed in connection with the Rhove Transaction. During the measurement period, not to exceed 12 months, we will continue to obtain information to assist in finalizing the fair value of assets acquired and liabilities assumed, which may differ materially from these preliminary estimates. If we determine any measurement period adjustments are material, we will apply those adjustments, including any related impacts to net income, in the reporting period in which the adjustments are determined. Accordingly, the fair value measurements noted below are preliminary and subject to modification in the future.

Assets Acquired:
Cash	123,594
Capitalized software development costs	7,946,844
Other current assets	148,321
Total Assets Acquired	$8,218,759
Liabilities assumed:
Accounts payable	96,207
Accrued expenses payable	5,500
Membership Contributions	7,696
Venture debt/loc 1	100,000
Total Liabilities Assumed	$209,403

Total identifiable net assets	8,009,356
Purchase price	13,145,250
Goodwill - Excess of the purchase price over the fair value of net assets acquired on the acquisition date	$5,135,894

The Rhove acquisition is the only business combination the Company has completed. This goodwill arises because the purchase price exceeded the fair value of acquired identifiable net assets due to the purchase prices reflecting a number of factors including the future earnings and cash flow potential of the business, the multiple to earnings, cash flow and other factors at which similar businesses have been purchased by other acquirers, the competitive nature of the processes by which the Company acquired the business and the complementary strategic fit and resulting synergies the business bring to existing operations. The accompanying consolidated financial statements include the operations of Rhove from the respective acquisition date.

(Unaudited) Pro Forma Financial Information

The following condensed unaudited pro forma consolidated results of operations for the Company for the years ended April 30, 2023, and 2022 present the results of operations of the Company and Rhove as if the acquisitions occurred on May 1, 2023, and 2022, respectively.

	April 30, 2023	April 30, 2022
Revenue	$419,412	$305,364
Operating costs and expenses	7,256,469	9,609,986
Income from operations	(6,837,057)	(9,304,622)
Other income	99,415	123,136
Net income/(Loss)	(6,737,642)	(9,181,487)

The unaudited pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that would have been achieved had the acquisition been consummated as of that time, nor is it intended to be a projection of future results.

Note 6 – Property and Equipment

1. Investments in property and equipment consisted of the following as of April 30, 2023

a. Investments in property and equipment other than held for sale

		Accumulated	Net
	Cost	Depreciation	Investment
Land	$218,556	$-	$218,556
Buildings and building improvements	1,713,265	(72,514)	1,640,751
Computer	33,543	(11,904)	21,639
Furniture and fixtures	73,975	(22,355)	51,620
Total investment in real estate	$2,039,339	$(106,773)	$1,932,566

b. Investments in property and equipment held for sale

		Accumulated	Net
	Cost	Depreciation	Investment
Land	$19,690	$-	$19,690
Buildings and building improvements	226,284	(6,012)	220,272
Furniture and fixtures	16,090	(2,626)	13,464
Total investment in real estate	$262,064	$(8,638)	$253,426

2. Investments in property and equipment consisted as of April 30, 2022

a. Investments in property and equipment other than held for sale

		Accumulated	Net
	Cost	Depreciation	Investment
Land	$218,556	$-	$218,556
Buildings and building improvements	1,713,265	(10,058)	$1,703,207
Computer	32,330	(3,637)	$28,693
Furniture and fixtures	69,305	(2,065)	$67,240
Total investment in real estate	$2,033,456	$(15,760)	$2,017,696

b. Investments in property and equipment held for sale

		Accumulated	Net
	Cost	Depreciation	Investment
Land	$138,283	$-	$138,283
Buildings and building improvements	1,609,873	(39,999)	$1,569,874
Furniture and fixtures	106,530	(16,234)	$90,296
Total investment in real estate	$1,854,686	$(56,233)	$1,798,453

The Company recorded depreciation expenses of $93,254 and $90,386 in the years ended April 30, 2023 and 2022, respectively.

Note 7- Receivables from Related Parties

As of April 30, 2023, and April 30, 2022, the balance of related party transactions amounted to $20,874 and $0, respectively. The related party balance as of April 30, 2023, primarily consists of a receivable from Turnit Holdings, LLC, a related party.

Note 8 – Prepaid Expenses

As of April 30, 2023, the Prepaid Expense balance stood at $3,061,196, whereas it was $111,944 for the same period in 2022. Prepaid Expense primarily comprises advance payments made for Legal & Advisory services. The company made a payment of $3,045,449 for Legal & Advisory services by issuing equity. The fair value of the equity issued was recorded as a prepaid expense, and the corresponding advisory services will be accounted for over the period when the services are performed.

Note 9 – Capitalized Software Development costs, work in progress

Qualifying internal-use software costs incurred during the application development stage, which consist primarily of internal product development costs, outside services, and purchased software license costs are capitalized. For the year ended April 30, 2023, the balance of capitalized software costs, work in progress amounted to $8,998,755, compared to $599,459 for the year ended April 30, 2022. The capitalized software costs, work in progress balance as on April 30, 2023 includes the following components:

Roost (dba “Rhove”): $7,946,844, acquired as part of Business Combination

reAlpha Tech Corp.: $704,685, acquired as part of the downstream merger

myAlphie: $347,226, acquired as part of the downstream merger

The Company assesses the carrying amount of capitalized software costs for impairment regularly and considers the recoverability of capitalized costs based on expected future benefits and cash flows. Any impairment loss, if identified, is recognized in the statement of operations.

Note 10 – Settling subscriptions, net of offering costs

As of April 30, 2023, the balance of settling subscriptions, net of offering costs, amounted to $0, compared to $3,773,097 for the year ended April 30, 2022. The reduction in 2023 is primarily due to the issuance of equity to shareholders and the corresponding reclassification to equity.

Note 11 - Current Liabilities

Current liabilities consisted of the following as of April 30, 2023 and 2022:

	April 30, 2023	April 30, 2022
Mortgage notes with a bank. The note bears interest at a rate of 8.49% and provides for monthly interest payments. The note matures on September 1, 2022, at which time there is a balloon payment of remaining principal and interest due, and is secured by the property as well as guaranteed by a shareholder of the Company.	$-	$217,500
Mortgage notes with a bank. The note bears interest at a rate of 8.49% and provides for monthly interest payments. The note matures on July 1, 2022, at which time there is a balloon payment of remaining principal and interest due, and is secured by the property as well as guaranteed by a shareholder of the Company.		110,250
Mortgage notes with a bank. The note bears interest at a rate of 8.49% and provides for monthly interest payments. The note matures on May 1, 2022, at which time there is a balloon payment of remaining principal and interest due, and is secured by the property as well as guaranteed by a shareholder of the Company.		226,737
Mortgage notes with a bank. The note bears interest at a rate of 8.49% and provides for monthly interest payments. The note matures on August 1, 2022, at which time there is a balloon payment of remaining principal and interest due, and is secured by the property as well as guaranteed by a shareholder of the Company.		228,750
Mortgage note with a bank. The note bears interest at a rate of 8.49% and provides for monthly interest payments. The note matures on October 1, 2022, at which time there is a balloon payment of remaining principal and interest due, and is secured by the property as well as guaranteed by a shareholder of the Company.		177,974
Mortgage note with a bank. The note bears interest at a rate of 8.49% and provides for monthly interest payments. The note matures on November 1, 2022, at which time there is a balloon payment of remaining principal and interest due, and is secured by the property as well as guaranteed by a shareholder of the Company.		98,000
Mortgage note with a bank. The note bears interest at a rate of 5% + Prime with floor of 8.25% and provides for monthly interest payments. The note matures on February 10, 2024 at which time there is a balloon payment of remaining principal and interest due, and is secured by the property as well as guaranteed by a shareholder of the Company.	880,000	880,000
Mortgage note with a bank. The note bears interest at a rate of 4.75% + Prime with floor of 8.25% and provides for monthly interest payments. The note matures on April 15, 2024 at which time there is a balloon payment of remaining principal and interest due, and is secured by the property as well as guaranteed by a shareholder of the Company.	342,000	342,000
Total Short-term debt related to Properties	$1,222,000	$2,281,210
Less: Deferred financing costs, net	-	(52,048)
Total Short-term debt related to Properties, net	$1,222,000	$2,229,162
Promissory note bears interest at a rate of 1% + Prime.	975,000	-
Promissory note bears interest at a rate of 1% + Prime.	4,875,000	-
SAFE Note	-	6,000,000
Total Short-term debt, net	$7,072,000	$8,229,162

Maturities of short-term debt as of April 30, 2023, are as follows:

2024	1,222,000
On-Demand	5,850,000
Total Short-term debt, net	$7,072,000

Note 12 - Long-Term Liabilities

Long-term liabilities consisted of the following as of April 30, 2023 and 2022:

	April 30,	April 30,
	2023	2022
Mortgage note with a bank. The note bears interest at a rate of 7.5% and provides for monthly interest payments. The note matures on January 1, 2053 at which time there is a balloon payment of remaining principal and interest due, and is secured by the property as well as guaranteed by a shareholder of the Company.	$247,000	$-

Maturities of long-term debt as of April 30, 2023, are as follows:

2053	$247,000
Total Long-term debt, net	$247,000

Note 13 - Segment Reporting

ASC 280, “Segment Reporting” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organization structure as well as information about services categories, business segments and major customers in financial statements. The Company has two reportable segments based on the business unit, Rental business and Platform service business.   In accordance with the “Segment Reporting” Topic of the ASC, the Company’s chief operating decision maker has been identified as the Chief Executive Officer and President, who reviews operating results to make decisions about allocating resources and assessing performance for the entire Company. Existing guidance, which is based on a management approach to segment reporting, establishes requirements to report selected segment information quarterly and to report annually entity-wide disclosures about products and services, in which the entity holds material assets and reports revenue.

	Platform Service	Rental Revenue	Total
Revenues	$287,662	$131,750	$419,412
Cost of goods sold	265,541	27,663	293,204
Gross margin	22,121	104,087	126,208

Operating expenses	1,730	5,072,857	5,074,587
Operating loss	20,391	(4,968,770)	(4,948,379)

Other expenses, net	-	504,004	504,004
Net Profit/ (loss)	$20,391	$(5,472,774)	$(5,452,383)

Note 14 - Shareholders’ Equity (Deficit)

The authorized common stock of the Company consists of 200,000,000 shares with a par value of $0.001. There were 42,522,091 shares issued and outstanding as of April 30, 2023.

As of April 30, 2022, and April 30, 2023, the Company’s common stock and additional paid-in capital (APIC) balances have significantly increased due to various equity offerings and share issuances. The differences in the number of shares and the corresponding values are primarily attributed to the following events:

1. Regulation A Offering: In comparison to the 10,000 shares issued in 2022, the Company issued an additional 845,537 shares of common stock through a Regulation A offering, raising a total value of $8,455,370 in capital from external investors. This offering allowed the Company to expand its shareholder base and access additional funding to support its growth initiatives.

2. Stock Issued for Business Acquisition: As part of the Rhove acquisition, the Company issued 1,312,025 common stocks, resulting in a total value of $13,120,250, to the sellers as compared to “0” shares issued in 2022. This issuance allowed the Company to acquire the assets or equity of the acquired business.

3. Downstream Merger Transaction: The Company underwent a downstream merger with its former parent by transferring 40,050,000 shares held by the acquired company to its shareholders. All 8,624,210 shares in the former parent were cancelled. This restructuring allowed for a streamlined ownership structure and facilitated the integration of businesses.

4. The Company issued 304,529 common stock to non-employees, such as consultants or service providers, in exchange for services rendered. This arrangement allowed the Company to compensate service providers with equity, preserving cash resources while obtaining valuable services. The total value of the common stock issued to non-employees is $3,045,290. This is in contrast to “0” shares issued in 2022 for similar purposes.

Note 15 - Commitments and Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition, or results of operations.

Ohio Subpoena

On May 2, 2022, we received a subpoena duces tecum and requests for depositions of three senior managers of the Company from the Ohio Division of Securities (the “ODS”), all related to the Company’s Regulation A securities offering in the State of Ohio, and based on Ohio Revised Code 1707.23. The depositions were taken in July 2022. The ODS has not asserted any securities violations by the Company other than a late notice filing for its offering. The Company is fully cooperating with the ODS. The Company cannot predict the eventual scope, duration, or outcome at this time. Accordingly, the Company is unable to estimate the reasonably possible loss or range of reasonably possible loss arising from these investigations.

Parent Company Litigation

On December 27, 2021, Ms. Valentina Isakina, a board advisor of our former parent company, reAlpha Tech Corp., (the “Parent Company”) filed a lawsuit in the Southern District of Ohio against the Parent Company in connection with her termination package. After three months of service, the Parent Company discontinued her services as she was not the right fit for the Parent Company’s needs. reAlpha Tech Corp. contends that pursuant to the terms of her employment agreement, she was offered 12,500 shares of reAlpha Tech Corp., to vest over a period of time, however, she never accepted the shares.

Ms. Isakina, on the other hand, contends she is owed up to 5% from reAlpha Tech Corp. in connection with an alleged agreement to serve on the board of directors. reAlpha Tech Corp. denies the existence of such agreement. The parties are in the process of completing discovery. There is no trial set, and we believe the matter will be resolved in late 2023 or in 2024. The Company cannot predict the eventual scope, duration, or outcome at this time. Accordingly, the Company is unable to estimate the reasonably possible loss or range of reasonably possible loss arising from this case.

Malpractice Lawsuit

On May 8, 2023, the Company filed a malpractice lawsuit with the United States District Court for the Southern District of Ohio, Eastern Division, against Buchanan, Ingersoll & Rooney, PC (“Buchanan”), Rajiv Khanna (“Khanna”) and Brian S. North (“North,” together with Buchanan and Khanna, the “Buchanan Legal Counsel”). The complaint alleges that the Buchanan Legal Counsel failed to provide proper and timely legal advice during the Company’s Tier 2 Regulation A offering, resulting in late Blue Sky notice filings with all required states prior to the Company offering and selling securities in those states. As a result, the Company was subject to a number of inquiries, investigations, and subpoenas by the various states, incurring significant legal fees and fines, lost opportunity due to pausing its Regulation A campaign, in addition to the loss of a $20 million institutional investment. The Company is seeking the forfeit of all legal fees associated with this matter, the award of legal fees to bring this matter to action, and further legal and equitable relief as the Court deems just and proper. The Company cannot predict the eventual scope, duration, or outcome at this time. Accordingly, the Company is unable to estimate the reasonably possible loss or range of reasonably possible loss arising from this case.

Note 16 - Subsequent Events

Pursuant to the Downstream Merger, the Company held myAlphie LLC as a subsidiary, along with all its technology and intellectual property of $347,226, and promissory notes totaling $5,850,000. On May 17, 2023, the Company completed a transaction with Turnit Holdings, LLC (Buyer). The Buyer purchased 100% of myAlphie LLC from the Company, including its technology and intellectual property. As part of the deal, the Buyer also assumed the Company’s outstanding promissory notes, totaling $5,850,000.

Item 8. Exhibits

Exhibit No.	Description of Exhibit
2.1	Second Amended and Restated Certificate of Incorporation (previously filed as Exhibit 3.1 of Form S-11 filed with the SEC on August 8, 2023)*
2.2	Second Amended and Restated Bylaws (previously filed as Exhibit 3.1 of Form S-11 filed with the SEC on August 8, 2023)*
3.1	Form of Warrant (previously filed as Exhibit 6.3 of Form 1-U filed with the SEC on December 5, 2022)*
6.1	Master Service Agreement dated April 28, 2021 by and between the Company and reAlpha Tech Corp. (previously filed as Exhibit 6.1 filed as part of Form 1-A/A filed on June 9, 2021)*
6.2	Master Service Agreement dated April 28, 2021 by and between the Company and reAlpha Operations, Inc. (previously filed as Exhibit 6.2 of Form 1-A/A filed on June 9, 2021)*
6.3	Technology License Agreement dated April 28, 2021 by and between the Company and reAlpha Tech Corp (Incorporated by reference from Exhibit 6.3 of Form 1-A/A filed on June 9, 2021)*
6.4	Form of Tri-party Escrow Agreement, dated as of July 19, 2022 (previously filed as Exhibit 8.1 of Form 1-K/A filed on September 7, 2022)*
6.5	Joint Venture Binding Term Sheet by and between reAlpha Asset Management, Inc. and SAIML Pte. Ltd., dated as of November 17, 2022 (previously filed as Exhibit 1.1 to Form 1-U filed with the SEC on November 18, 2022)*
6.6	Share Purchase by and among reAlpha Asset Management, Inc., GEM Global Yield LLC SCS and GEM Yield Bahamas Limited, dated as of December 1, 2022 (previously filed as Exhibit 6.1 of Form 1-U filed with the SEC on December 5, 2022)*
6.7	Form of Subscription Agreement (previously filed as Exhibit 4.1 to Form 1-U filed with the SEC on November 8, 2022)*
6.8	Registration Rights Agreement by and among reAlpha Asset Management, Inc., GEM Global Yield LLC SCS and GEM Yield Bahamas Limited, dated as of December 1, 2022 (previously filed as Exhibit 6.2 of Form 1-U filed with the SEC on December 5, 2022)*
6.9	Stock Purchase Agreement by and Among Roost Enterprises, Inc. dba Rhove, the Sellers and reAlpha Tech Corp., dated March 24, 2023 (previously filed as Exhibit 1.1 of Form 1-U filed with the SEC on March 27, 2023)*
6.10	Restricted Stock Purchase Agreement by and between reAlpha Tech Corp. and Silicon Valley Bridge Bank, N.A., dated as of March 24, 2023 (previously filed as Exhibit 1.2 of Form 1-U filed with the SEC on March 27, 2023)*
6.11	Employment Agreement of Giri Devanur, dated April 11, 2023 (previously filed as Exhibit 10.11 of Form S-11 filed with the SEC on August 8, 2023)*
6.12	Employment Agreement of Michael J. Logozzo, dated April 11, 2023 (previously filed as Exhibit 10.12 of Form S-11 filed with the SEC on August 8, 2023)*
6.13	Employment Agreement of Jorge Aldecoa, dated April 11, 2023 (previously filed as Exhibit 10.13 of Form S-11 filed with the SEC on August 8, 2023)*
6.14	reAlpha Tech Corp. 2022 Equity Incentive Plan (previously filed as Exhibit 10.14 of Form S-11 filed with the SEC on August 8, 2023)*
6.15	Form of 2022 Equity Incentive Plan Restricted Stock Award Agreement (previously filed as Exhibit 10.15 of Form S-11 filed with the SEC on August 8, 2023)*
6.16	Form of 2022 Equity Incentive Plan Stock Option Award Agreement (previously filed as Exhibit 10.16 of Form S-11 filed with the SEC on August 28, 2023)*
6.17	Form of Director and Officer Indemnification Agreement (previously filed as Exhibit 10.11 of Form S-11 filed with the SEC on August 28, 2023)*
6.18	Master Credit Facility Agreement by and between reAlpha Tech Corp. (f.k.a. reAlpha Asset Management, Inc.) and reAlpha Acquisitions Churchill, LLC, dated as of August 18, 2022 (previously filed as Exhibit 10.18 of Form S-11 filed with the SEC on August 8, 2023)*
6.19	Form of Credit Facility Loan Agreement (previously filed as Exhibit 10.19 of Form S-11 filed with the SEC on August 8, 2023)*
6.20	Form of Credit Facility Promissory Note Agreement (previously filed as Exhibit 10.20 of Form S-11 filed with the SEC on August 8, 2023)*
6.21	Form of Credit Facility Guaranty of reAlpha Tech Corp. (f.k.a. reAlpha Asset Management, Inc.) (previously filed as Exhibit 10.21 of Form S-11 filed with the SEC on August 8, 2023)*
6.22	Form of Credit Facility Guaranty of Giri Devanur (previously filed as Exhibit 10.22 of Form S-11 filed with the SEC on August 8, 2023)*
6.23	Form of Promissory Note (previously filed as Exhibit 10.23 of Form S-11 filed with the SEC on August 8, 2023)*
6.24	Form of Promissory Note (previously filed as Exhibit 10.24 of Form S-11 filed with the SEC on August 8, 2023)*
11.1	Consent of GBQ Partners, LLC, independent registered public accounting firm*

*	Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ReAlpha Tech Corp.

Date: August 28, 2023	By:	/s/ Giri Devanur, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Giri Devanur,	Principal Executive Officer	August 28, 2023

/s/ Mike Logozzo	Principal Financial and Accounting Officer	August 28, 2023